Exhibit 99.1

Vermilion Energy Inc. Announces Second Quarter Results for the Three and Six Months Ended June 30, 2011

CALGARY, Alberta--(BUSINESS WIRE)--August 4, 2011--Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX – VET) is pleased to report interim operating and unaudited financial results for the three and six months ended June 30, 2011.

Second Quarter Highlights:

  Recorded production of 35,219 boe/d in the second quarter of 2011, an increase of 3% compared to 34,234 boe/d in the first quarter of 2011 and more than 11% compared to 31,697 boe/d in the second quarter of 2010. The growth in production relative to the first quarter of 2011 was primarily due to production additions from the first of two producing zones, from our Vinkega-1 discovery in the Netherlands, coming on-stream in late May 2011 and the absence of cyclone related downtime in Australia. Full year 2011 production guidance remains at a range of between 35,000 boe/d and 36,000 boe/d.
  Generated fund flows from operations for the second quarter of 2011 of $119.3 million ($1.32 per share), an increase of 17% as compared to $101.8 million ($1.14 per share) in the first quarter of 2011. Higher production, an inventory drawdown in Australia and better realized pricing across all operating regions contributed to the increase. With the implementation of International Financial Reporting Standards (IFRS), reported current taxes now include Petroleum Resource Rent Tax (PRRT) in Australia, which was previously recorded as a royalty.
  Continued development of Vermilion’s Cardium light oil play in western Canada and construction of a 15,000 boe/d battery, which was commissioned effective August 2, 2011. Despite difficult weather conditions, Vermilion drilled five operated Cardium wells (4.4 net) and completed one (1 net) well in the second quarter of 2011. Cardium oil production at the end of the second quarter of 2011 averaged in excess of 3,000 boe/d and is anticipated to increase steadily, beginning late in the third quarter, to an anticipated exit rate for 2011 of more than 6,000 boe/d.
  Effectively offset the shut-in of an estimated 1,300 boe/d of production for approximately one month due to forest fire activity in northern Alberta. Vermilion wishes to acknowledge the dedication and perseverance of our team members in the region, some of whom suffered the loss of their homes as a result of the fires. The majority of affected production volumes are now back on-stream.
  Continued preparations to drill four new wells in the Netherlands in the second half of 2011.
  Net debt decreased by $6.8 million to $434.5 million for the three month period ending June 30, 2011, which represents approximately 0.9 times annualized second quarter fund flows from operations. Vermilion’s balance sheet continues to remain strong with approximately $653.0 million of remaining borrowing capacity against its $800 million revolving credit facility at the end of the second quarter.
  Generated a positive total return to investors, for the six month period ending June 30, 2011, of 12.8% compared to a peer group average, excluding Vermilion, of approximately 4.7% for the same period.

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Thursday, August 4, 2011 at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1-877-407-9205 (North America) or 1-201-689-8054 (International). The conference call will also be available on replay by calling 1-877-660-6853 (North America) or 1-201-678-7415 (International) using account number 286 and conference ID number 373788. The replay will be available until midnight eastern time on August 11, 2011.

You may also listen to the audio webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=164737 or visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

  capital expenditures;
  business strategy and objectives;
  reserve quantities and the discounted present value of future net cash flows from such reserves;
  net revenue;
  future production levels and rates of average annual production growth;
  exploration plans;
  development plans;
  acquisition and disposition plans and the timing thereof;
  operating and other costs;
  royalty rates;
  Vermilion's additional future payment in connection with the Corrib acquisition;
  the timing of regulatory proceedings and approvals;
  the timing of first commercial gas from the Corrib field; and
  estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
  the ability of Vermilion to market oil and natural gas successfully to current and new customers;
  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
  the timely receipt of required regulatory approvals;
  the ability of Vermilion to obtain financing on acceptable terms;
  currency, exchange and interest rates;
  future oil and natural gas prices; and
  Management’s expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in Vermilion's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  Vermilion's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of Vermilion to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
  other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

	Three Months Ended		Six Months Ended
Financial ($M except share and per share amounts)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Petroleum and natural gas sales	$278,297	$169,545	$508,037	$339,126
Fund flows from operations	119,299	89,544	221,084	166,439
Per share, adjusted basic	1.32	1.02	2.47	1.90
Capital expenditures	85,334	99,858	203,748	219,754
Acquisitions	(190)	(333)	38,101	621
Net debt			434,549	182,786
Asset retirement obligations settled	9,612	812	11,243	812
Cash dividends per share	0.57	0.57	1.14	1.14
Dividends declared	51,421	45,969	102,363	91,497
Less dividend reinvestment plan	(14,084)	(9,453)	(27,060)	(16,833)
Net dividends	37,337	36,516	75,303	74,664
% of fund flows from operations declared, gross	43%	51%	46%	55%
% of fund flows from operations declared, net	31%	41%	34%	45%
Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement obligations settled	$132,283	$136,374	$290,294	$294,418
% of fund flows from operations	111%	152%	131%	177%
% of fund flows from operations (excluding capital expenditures and asset retirement obligations settled on the Corrib project)	92%	130%	117%	156%
Shares outstanding
Adjusted basic			90,321,562	88,204,032
Diluted			92,438,277	89,695,619
Weighted average shares outstanding
Adjusted basic			89,682,179	87,618,960
Adjusted diluted			90,902,378	88,268,855
Share trading
High			$52.45	$36.36
Low			$44.60	$31.25
Close			$51.00	$33.67
Operations
Production
Crude oil (bbls/d)	20,820	17,637	20,671	17,323
Natural gas liquids (bbls/d)	1,408	1,386	1,369	1,540
Natural gas (mcf/d)	77,952	76,040	76,131	72,489
Boe/d (6:1)	35,219	31,697	34,729	30,944
Average reference price
WTI (US $/bbl)	$102.56	$78.03	$98.33	$78.37
Brent (US $/bbl)	117.36	78.30	111.16	77.27
AECO ($/mcf)	3.87	3.89	3.82	4.42
Foreign exchange rate (US $/CDN $)	1.03	0.97	1.02	0.97
Foreign exchange rate (Euro/CDN $)	0.72	0.77	0.73	0.73
Average selling price
Crude oil and NGLs ($/bbl)	115.04	77.42	106.04	78.35
Natural gas ($/mcf)	6.43	5.13	6.17	5.46
Netbacks per boe (6:1)
Operating netback	53.87	41.53	50.58	38.87
Fund flows netback	37.22	31.04	35.16	29.72
Operating expenses	$12.71	$11.31	$12.50	$12.31

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under the MD&A section for further discussion.

OUTLOOK

Vermilion continues to focus on delivering the operational and financial objectives in its strategic plan, targeting annual growth of 10% driven by the organic development of its diverse portfolio of opportunities. Light oil production from the Cardium resource play in western Canada and high-netback natural gas production in the Netherlands is expected to drive this growth in the near term. Stable production from Australia and France is expected to underpin this growth and deliver strong cash flow, while the Corrib gas project will add significant volumes upon achieving first gas. Vermilion’s strong balance sheet and significant borrowing capacity will ensure that this growth is reflected on a per share basis for the maximum benefit of its shareholders.

Vermilion’s Canadian development program remains focused on the Cardium light oil resource play. Cardium related production at the end of the second quarter of 2011 exceeded 3,000 boe/d. Vermilion expects to exit 2011 with Cardium related production volumes of approximately 6,000 boe/d, with the majority of the incremental production volumes brought on during the fourth quarter of 2011. Capital plans for the second half of 2011 include the drilling of between 18 and 21 additional gross operated wells with the majority of those wells on production prior to year end. Vermilion has completed the majority of recent Cardium wells using water based frac treatments. Vermilion will continue to monitor the performance of wells completed using water based frac fluids to ascertain that production volumes and reserve recovery rates are comparable to oil-based completions. Early well performance indications remain encouraging and Vermilion currently anticipates the utilization of water based frac treatments for the majority of well completions planned during the second half of 2011. Combined with other optimization activities, the continued implementation of water-based frac treatments should help to drive average costs down in the range of four million dollars per well. Construction of a 15,000 boe/d oil battery is now complete and the facility was fully commissioned effective August 2, 2011, on schedule and under budget.

In France, an active workover and completion program over the balance of the year is expected to continue to hold production levels relatively stable. On the political front, the legislative bill aimed at banning the use of hydraulic fracturing within France was adopted on June 30, 2011 in the French Parliament and further published in the Official Journal on July 14, 2011, effectively bringing the bill into law. As a result, the use of hydraulic fracturing in the exploration or exploitation of gas or liquid hydrocarbons is effectively banned within France. Under the new legislation, a national commission is to be created and industry currently awaits the issuance of a parliamentary decree that will set out the official mandate and authority of the commission. It is currently anticipated that this commission will undertake an evaluation of current techniques and available technology for the extraction of gas and liquid hydrocarbons, and more specifically hydraulic fracturing or related techniques, to determine the merits and effectiveness of such techniques and technology and any environmental implications associated with their use. Vermilion remains committed to France and to open communications with the French government, regulatory bodies and the public and will endeavour to continue to provide open and full disclosures and representations to the French regulatory authorities and other interested parties, as may be required. This new legislation is not expected to impact any of Vermilion’s current conventional oil operations as these operations do not require the use of hydraulic fracturing or related techniques. Vermilion has consistently demonstrated a strong commitment to safe operations and minimizing the environmental impact of its operations. Vermilion’s track record and investment in the region in which it operates demonstrates its respect for the people, businesses and communities in these areas.

In the Netherlands, Vermilion continues to make progress on plans to begin producing the Vinkega-1 and De Hoeve-1 wells, which were drilled in 2009. The first of two producing zones from the Vinkega-1 well, the Vlieland sandstone, was brought on production in late May 2011 and it is currently anticipated that the second producing zone, the Rotliegend sandstone, will be brought on production in the fall of 2011. The De Hoeve-1 well is currently anticipated to come on production during the first quarter of 2012. Vermilion is scheduled to drill four new exploration wells during the second half of 2011 and expects to spud the first well, Nieuwehorne-1, in mid-August. Three of the four wells will be targeting multiple pay zones including the Rotliegend sandstone (Permian age) and the Zechstein carbonates (Permian age). The fourth well is targeting the Vlieland sandstone (Lower Cretaceous age). This program is expected to generate risked production of 2,000 boe/d net to Vermilion at a cost of approximately $20 million. Based on the knowledge gained from the 2009-2010 exploration drilling program, Vermilion expects to tie-in any successful wells 18 to 24 months following their completion. Vermilion will continue to maintain a rolling inventory of projects such that each year is witness to a combination of new wells and the tie-in of prior successes, and plans for the 2012 drilling program are well underway.

In Australia, preparations for a two to three well drilling program for 2012 are currently underway, a rig is being negotiated and Vermilion is currently targeting commencement of that program in the second quarter of 2012. Production levels at Wandoo remain strong and Vermilion expects to sustain annual average production levels at between 8,000 and 9,000 boe/d in 2011.

Following receipt of regulatory approvals for construction of the onshore portion of the Corrib gas pipeline in Ireland, the Corrib Gas Partners have initiated construction of the tunnelling site and are working to ensure that certain conditions, to which the approvals are subject, are fully satisfied. Construction of the onshore portion of the Corrib gas pipeline, which represents the last phase of the Corrib project, is expected to begin in 2012 and will take at least two years to complete.

Vermilion continues to project steady production growth on an annual basis and expects volumes to increase during the second half of 2011 with the majority of that growth occurring in the fourth quarter. Vermilion continues to anticipate average annual production volumes of between 35,000 and 36,000 boe/d and an exit rate in excess of 37,000 boe/d. The Company’s conservative fiscal management and sparing use of equity to finance its growth objectives ensure that any gains are realized on a ‘per share’ basis. The management and directors of Vermilion continue to control approximately 9% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) dated August 3, 2011 of Vermilion Energy Inc.’s (“Vermilion” or the “Company”) operating and financial results as at and for the three and six month periods ended June 30, 2011 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2011 and Vermilion’s audited consolidated financial statements for the years ended December 31, 2010 and 2009, together with accompanying notes, as contained in Vermilion’s 2010 Annual Report. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com.

The unaudited interim consolidated financial statements and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles for publicly accountable entities (“Canadian GAAP”, “GAAP”, or alternatively, International Financial Reporting Standards or “IFRS”) International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, Vermilion prepared its interim and annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles as issued by the Canadian Accounting Standards Board (“Previous GAAP”).

CORPORATE CONVERSION

On September 1, 2010 Vermilion Energy Trust (the “Trust”) completed the conversion from an income trust to a corporation pursuant to an arrangement under the Business Corporations Act (Alberta). As a result of this conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd. received 1.89344 common shares for each exchangeable share held. There were no exchangeable shares outstanding following the conversion.

Vermilion retained the same board of directors and management team which continues to be led by Lorenzo Donadeo as President and Chief Executive Officer. There were no changes in Vermilion’s underlying operations associated with the conversion. The consolidated financial statements and related financial information have been prepared on a continuity of interest basis, which recognizes Vermilion as the successor entity and accordingly all comparative information presented for the pre-conversion period is that of the Trust. For the convenience of the reader, when discussing prior periods this MD&A refers to common shares, shareholders and dividends although for the pre-conversion period such items were trust units, unitholders and distributions, respectively.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and per share calculations of fund flows from operations (see discussion relating to per share calculations below) to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in operating working capital. The most directly comparable GAAP measure is cash flows from operating activities. Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows is reconciled to fund flows from operations below:

	Three Months Ended		Six Months Ended
($M)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash flows from operating activities	$61,930	$107,279	$188,547	$187,516
Changes in non-cash operating working capital	47,757	(18,547)	21,294	(21,889)
Asset retirement obligations settled	9,612	812	11,243	812
Fund flows from operations	$119,299	$89,544	$221,084	$166,439

“Net debt” is the sum of long-term debt and working capital excluding the amount due pursuant to acquisition as presented in Vermilion’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

($M)	As At June 30, 2011	As At Dec 31, 2010	As At June 30, 2010
Long-term debt	$367,923	$302,558	$229,588
Current liabilities	332,364	340,934	193,668
Current assets	(265,738)	(340,197)	(240,470)
Net debt	$434,549	$303,295	$182,786

“Cash dividends per share” represents actual cash dividends declared per share by Vermilion during the relevant periods.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan. Dividends both before and after the dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.

Net dividends is reconciled below to dividends declared, the most directly comparable GAAP measure:

	Three Months Ended		Six Months Ended
($M)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Dividends declared	$51,421	$45,969	$102,363	$91,497
Issue of shares pursuant to the dividend reinvestment plan	(14,084)	(9,453)	(27,060)	(16,833)
Net dividends	$37,337	$36,516	$75,303	$74,664

“Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement obligations settled” is calculated as net dividends as determined above plus the following amounts for the relevant periods from Vermilion’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Exploration and evaluation of petroleum and natural gas properties”, “Withdrawals from reclamation fund” and “Asset retirement obligations settled.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

Three Months Ended			Six Months Ended
($M)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Dividends declared	$51,421	$45,969	$102,363	$91,497
Issue of shares pursuant to the dividend reinvestment plan	(14,084)	(9,453)	(27,060)	(16,833)
Drilling and development of petroleum and natural gas properties	75,584	94,213	192,417	214,109
Exploration and evaluation of petroleum and natural gas properties	9,750	5,645	11,331	5,645
Withdrawals from reclamation fund	-	(812)	-	(812)
Asset retirement obligations settled	9,612	812	11,243	812
Total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement obligations settled	$132,283	$136,374	$290,294	$294,418

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Adjusted basic shares outstanding” and “Adjusted basic weighted average shares outstanding” are different from the most directly comparable GAAP figures in that in the comparative period they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares have converted into shares of Vermilion, management believes that their inclusion in the comparative period calculation of basic rather than only in diluted per share statistics provides meaningful information.

“Diluted shares outstanding” is the sum of adjusted basic shares outstanding as described above plus outstanding awards under Vermilion’s equity based compensation plans, based on current performance factor estimates.

These measures are reconciled to the relevant GAAP measures below:

	Six Months Ended
(Number of shares)	June 30, 2011	June 30, 2010
Basic weighted average shares outstanding	89,682,179	80,158,188
Shares issuable pursuant to exchangeable shares outstanding	-	7,460,772
Adjusted basic weighted average shares outstanding	89,682,179	87,618,960

(Number of shares)	As At June 30, 2011	As At June 30, 2010
Shares outstanding	90,321,562	80,743,859
Shares issuable pursuant to exchangeable shares outstanding	-	7,460,173
Adjusted basic shares outstanding	90,321,562	88,204,032
Potential shares issuable pursuant to equity based compensation plans	2,116,715	1,491,587
Diluted shares outstanding	92,438,277	89,695,619

“Diluted adjusted weighted average shares outstanding” is the sum of diluted weighted average shares outstanding as presented on the consolidated statements of earnings plus the weighted average amount of exchangeable shares and equity based compensation awards outstanding for the period which were considered anti-dilutive for the purposes of calculating earnings per share.

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion drilled five operated Cardium wells (4.4 net) during the second quarter of 2011, with one well completed during the quarter. At the end of the second quarter, 22 (19.2 net) operated Cardium wells were on production and 24 (7.9 net) non-operated wells were on production. Vermilion anticipates the drilling of between 18 and 21 additional gross operated Cardium wells during the second half of 2011 and expects to end 2011 with approximately 50 net wells on production. Installation of several ‘trunk’ pipelines to transport Cardium production in the Drayton Valley region is now complete and construction of the 15,000 boe/d oil processing facility has concluded with the facility coming into service effective August 2, 2011.

France

In France, Vermilion drilled the Cazaux 91-D well to test an undeveloped fault block within the field in the Aquitaine Basin. Vermilion also completed workovers on four wells (4 net) during the second quarter of 2011 in the Cazaux and Chaunoy oil fields.

Netherlands

In the Netherlands, Vermilion completed pipeline construction and initiated production from the first of two producing zones from the Vinkega-1 well in late May. The second zone of the Vinkega-1 discovery well is anticipated to be put on production in the fall of 2011. Vermilion remained focused on regular facility and well maintenance and ongoing work in preparation to begin drilling the first of four wells planned for 2011 in August.

Australia

In Australia, efforts were focused on minor optimization and work-over related activities in addition to preparatory work for a two to three well drilling program in 2012. Australian realized pricing, on a per boe basis, was particularly strong in the second quarter of 2011 as a result of an inventory drawdown.

PRODUCTION

Three Months Ended June 30, 2011					Six Months Ended June 30, 2011
Oil & NGLs (bbls/d)		Natural Gas (mmcf/d)	Total (boe/d)%		Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	Total (boe/d)%
Canada	5,209	43.30	12,426	35	5,148	43.30	12,366	36
France	8,273	0.88	8,419	24	8,341	0.95	8,500	24
Netherlands	54	33.77	5,682	16	50	31.88	5,362	16
Australia	8,692	-	8,692	25	8,501	-	8,501	24
Total production	22,228	77.95	35,219	100	22,040	76.13	34,729	100

Three Months Ended June 30, 2010					Six Months Ended June 30, 2010
Oil & NGLs (bbls/d)		Natural Gas (mmcf/d)	Total (boe/d)%		Oil & NGLs (bbls/d)	Natural Gas (mmcf/d)	Total (boe/d)%
Canada	4,060	44.24	11,434	36	3,873	45.61	11,474	37
France	8,397	0.45	8,472	27	8,150	0.69	8,265	27
Netherlands	44	31.35	5,269	17	34	26.19	4,399	14
Australia	6,522	-	6,522	20	6,806	-	6,806	22
Total production	19,023	76.04	31,697	100	18,863	72.49	30,944	100

Average production in Canada remained relatively stable at 12,426 boe/d during the second quarter 2011 compared to 12,304 boe/d in first quarter 2011. Production increases from our Cardium program served to offset the loss of approximately 1,300 boe/d for approximately one month during the quarter due to forest fire activity in northern Alberta. Production was 8.7% higher compared to second quarter 2010 production of 11,434 boe/d, primarily attributable to production increases from the Cardium program offset by natural declines. Of more significance in today’s commodity environment, oil and NGL production now represents nearly 42% of Canadian production as compared to 36% in the second quarter of 2010, reflecting our increasing leverage to liquids production in Canada. Canadian liquids production is expected to show continued growth in the second half of 2011 as Vermilion increases Cardium oil related activities, particularly in the fourth quarter, following the commissioning of the new 15,000 boe/d oil battery on August 2, 2011.

Average production in France of 8,419 boe/d in the second quarter 2011 was relatively unchanged as compared to 8,582 boe/d in the first quarter 2011. Production is expected to remain reasonably stable as a result of Vermilion’s active well workover program. Second half 2011 production should benefit modestly from the addition of new production from the Cazaux-91D well which was drilled during the second quarter.

Production in the Netherlands averaged 5,682 boe/d in the second quarter 2011 as compared to 5,039 boe/d in the first quarter 2011. Second quarter production benefitted from the tie-in of incremental production from the first of two producing zones from the Vinkega-1 well that was drilled in 2009. The second producing zone is anticipated to be put on production in the fall of 2011. De-Hoeve-1, the fourth and final well from the 2009 drilling program, is anticipated to come on production during the first quarter of 2012. Together Vinkega-1 and De Hoeve-1 are anticipated to add between 1,500 and 2,000 boe/d of net production in the Netherlands. The Netherlands is expected to deliver continued production increases in the coming years from new drilling activity, although the timing of those increases is less predictable due to the extensive production permitting process.

Australia production averaged 8,692 boe/d in the second quarter 2011, an increase of approximately 5% compared to 8,309 boe/d in the first quarter 2011, primarily attributable to the absence of downtime related to strong cyclone activity that occurred during the first quarter, offset by production shut-ins to enable optimization and workover related activities. Vermilion expects to sustain annual average production at between 8,000 and 9,000 boe/d in 2011.

FINANCIAL REVIEW

During the three and six month periods ended June 30, 2011, Vermilion generated fund flows from operations of $119.3 million and $221.1 million, respectively. For the same period in 2010, Vermilion generated fund flows from operations of $89.5 million and $166.4 million, respectively. The respective increases in fund flows from operations of $29.8 million and $54.7 million resulted from increased revenue associated with stronger commodity prices and higher average production volumes. The GAAP measure, cash flows from operating activities similarly increased to $188.5 million for the six month period ended June 30, 2011 versus $187.5 million for the same period in 2010. The decrease in cash flows from operating activities of $61.9 million for the three month period ended June 30, 2011 versus $107.3 million for the three month period June 30, 2010 was primarily driven by decreases in accounts payable in the three month period ended June 30, 2011 as compared with the same period in 2010.

During the three and six month periods ended June 30, 2011, the price of WTI crude oil averaged US$102.56 per bbl and US$98.33 per bbl, respectively (three and six month periods ended June 30, 2010 US$78.03 per bbl and US$78.37 per bbl, respectively). During the three and six month periods ended June 30, 2011, the price of Brent crude oil averaged US$117.36 per bbl and US$111.16 per bbl, respectively (three and six month periods ended June 30, 2010 US$78.30 per bbl and US$77.27 per bbl, respectively).

For the three and six month periods ended June 30, 2011, the AECO price for gas averaged CDN$3.87 per mcf and CDN$3.82, respectively (three and six month periods ended June 30, 2010, CDN$3.89 per mcf and CDN$4.42, respectively).

For the three and six month periods ended June 30, 2011, the price of natural gas in Netherlands was CDN$9.14 per mcf or €6.94 per mcf and CDN$8.68 per mcf or €6.34 per mcf, respectively (three and six month periods ended June 30, 2010, CDN$6.29 or €4.84 and CDN$6.48 or €4.73, respectively).

Vermilion’s net debt was $434.5 million at June 30, 2011 (December 31, 2010 - $303.3 million) representing 91% of second quarter annualized fund flows from operations. Net debt increased as a function of the increase in long term debt to fund capital expenditures as well as increases in the current derivative liabilities recorded for mark-to-market adjustments on oil hedges. Vermilion’s long-term debt at June 30, 2011 was $367.9 million (December 31, 2010 - $302.6 million). The year to date increase is a function of Vermilion’s capital expenditures largely driven by continued Cardium light oil development during the year, including the acquisition of Cardium lands, during 2011.

For the three and six month periods ended June 30, 2011, total net dividends, capital expenditures, reclamation fund withdrawals and asset retirement obligations settled (excluding capital expenditures and asset retirement obligations settled on the Corrib project) as a percentage of fund flows from operations were 92% and 117%, respectively (three and six month periods ended June 30, 2010, 130% and 156%, respectively). The year over year decreases in this ratio relate to improved fund flows as described above.

CAPITAL EXPENDITURES AND ACQUISITION OF PROPERTIES

	Three Months Ended		Six Months Ended
Capital Expenditures by category ($M)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Land	$12,210	$41,695	$15,205	$92,743
Seismic	2,108	797	3,873	2,226
Drilling and completion	27,884	14,598	90,967	42,874
Production equipment and facilities	32,405	23,697	76,156	48,329
Recompletions	5,725	13,024	10,991	19,657
Other	5,002	6,047	6,556	13,925
Total capital expenditures	85,334	99,858	203,748	219,754
Acquisition of petroleum and natural gas properties	(190)	(333)	38,101	621
Total capital expenditures and acquisitions of properties	$85,144	$99,525	$241,849	$220,375

	Three Months Ended		Six Months Ended
Capital Expenditures by classification ($M)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Drilling and development of petroleum and natural gas properties	$75,584	$94,213	$192,417	$214,109
Exploration and evaluation of petroleum and natural gas properties	9,750	5,645	11,331	5,645
Total capital expenditures	85,334	99,858	203,748	219,754
Acquisition of petroleum and natural gas properties	(190)	(333)	38,101	621
Total capital expenditures and acquisitions of properties	$85,144	$99,525	$241,849	$220,375

Total capital expenditures, including acquisitions for the three and six month periods ended June 30, 2011 was $85.1 million and $241.8 million, respectively (three and six month periods ended June 30, 2010, $99.5 million and $220.4 million, respectively).

Included in acquisition of properties are closing adjustments that reduced capital assets during the three and six months ended June 30, 2011 by $0.2 million (three and six month periods ended June 30, 2010, $0.3 million).

Capital expenditures excluding acquisitions was similar to the prior year. Increased activities on Cardium lands, including drilling, completions and facilities additions offset the reduction in land purchases as compared to the same period in 2010.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended		Six Months Ended
($M except per boe and per mcf)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Crude oil & NGLs	$232,677	$134,032	$423,045	$267,497
Per boe	115.04	77.42	106.04	78.35
Natural gas	45,620	35,513	84,992	71,629
Per mcf	6.43	5.13	6.17	5.46
Petroleum and natural gas sales	$278,297	$169,545	$508,037	$339,126
Per boe	$86.83	$58.78	$80.82	$60.55

Vermilion’s consolidated petroleum and natural gas sales for the three and six month periods ended June 30, 2011 increased significantly to $278.3 million and $508.0 million, respectively from $169.5 million and $339.1 million for the comparative periods in 2010. These year over year increases resulted from higher prices for oil internationally and natural gas in the Netherlands, as well as increased Canadian and Australian oil volumes and Netherlands gas volumes.

In Canada, petroleum and natural gas sales increased by $17.1 million and $23.7 million respectively for the three and six months ended June 30, 2011 versus the corresponding periods in the prior year. These increases resulted from higher oil production and stronger oil prices which more than offset decreases in natural gas volumes and prices. Vermilion’s blended realized oil and NGL price for Canada increased to $95.70 per bbl and $90.43 per bbl for the three and six month periods ended June 30, 2011, respectively from $71.73 per bbl and $73.24 per bbl for the corresponding periods in the prior year. For the six month period ended June 30, 2011 the WTI reference price averaged US$98.33 per bbl versus US$78.37 per bbl for the same period in 2010. The increase in strength of the Canadian dollar year over year partially offset the favourable impact of higher US dollar denominated crude prices. The price realized for natural gas sales in Canada decreased year over year from CDN$4.35 per mcf and CDN$4.92 per mcf for the three and six month periods ended June 30, 2010, respectively, to CDN$4.00 per mcf for the three and six month periods ended June 30, 2011. This decrease in realized prices for natural gas sales in Canada was due to a lower average AECO reference price of $3.82 per mcf for the six month period ended June 30, 2011 versus $4.42 per mcf for the same period in the prior year.

Vermilion’s sales from its France operations are derived almost exclusively from oil volumes that are priced with reference to Dated Brent. Accordingly, Vermilion’s sales in that jurisdiction benefited from the US$12.83 average per bbl premium Brent commanded over WTI in the first half of 2011. For the same period in the prior year, Brent traded at a slight discount to WTI of US$1.10 per bbl. Higher oil prices were responsible for $39.3 million of the total $42.8 million in increased sales realized by Vermilion’s France operations for the first half of 2011. The balance of the sales increase was attributable to higher production volumes year over year. For the three months ended June 30, 2011, the increase in France sales of $21.2 million related to higher crude prices.

Netherlands’ sales increased for the three and six month periods ended June 30, 2011 by $11.5 million and $22.3 million, respectively. The increase in sales for the quarter ended June 30, 2011 was largely attributable to a higher sales price. Although second quarter 2011 production in the Netherlands was quite strong, the corresponding period in the prior year benefited from higher production resulting from two new wells being put on production towards the end of the first quarter, 2010. For the six month period ended June 30, 2011, a higher average sales price comprised $15.7 million of the sales increase with an increase in volumes responsible for the remainder. Pricing for Vermilion’s natural gas production in the Netherlands is highly correlated to the Dated Brent oil reference price. However, as a result of the pricing formula employed, there is a six to eight month lag before the impact of changes in oil prices are reflected in the realized price for Netherlands’ natural gas sales. Accordingly, the increase in the Euro per mcf reference price through the second quarter of 2011 versus 2010 is associated with the increase in the Dated Brent reference price towards the end of 2010. The increase in strength of the Canadian dollar year over year partially offset the favourable impact of these higher prices. The first quarter 2011 increases in Dated Brent are expected to be reflected in Vermilion’s Netherlands realized natural gas price starting in the third quarter of 2011.

Australian sales increased by $59.0 million and $80.1 million for the three and six month periods ended June 30, 2011, respectively, as compared to the prior year due to higher oil prices ($55.4 million of the increase on a year to date basis) and increases in production volumes ($24.7 million of the increase on a year to date basis). As noted previously, the stronger Canadian dollar as compared to the U.S. dollar in the first quarter of 2011 versus the same period in 2010 limited the increase in sales resulting from increased oil prices.

Vermilion carries an inventory of oil in France and Australia, which reflects a timing difference between production and sales. Crude oil inventories decreased substantially in the second quarter of 2011 versus the first quarter of 2011 due to a decrease in Australia’s inventory of approximately 164,000 barrels, offset by an increase in France’s inventory of approximately 48,000 barrels.

The following table summarizes Vermilion’s ending inventory positions for the most recent four quarters:

Ending Inventory Positions (France and Australia)	As at June 30, 2011	As at Mar 31, 2011	As at Dec 31, 2010	As at Sep 30, 2010
France (bbls)	215,132	167,438	158,229	149,268
France ($M) [1]	$8,525	$5,439	$4,599	$4,574
Australia (bbls)	62,397	226,183	172,199	107,744
Australia ($M) [1]	$2,250	$7,932	$6,108	$3,529

1 Represents the cost of the produced crude oil including operating costs, depletion and certain royalties. See “Royalties”.

DERIVATIVE INSTRUMENTS

The following table summarizes Vermilion’s outstanding financial derivative positions as at June 30, 2011.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.20
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.25
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
July 2011 to December 2011	US $1.00/bbl	2,400	$ 77.25 - $ 98.50
Collar - BRENT
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.75 - $ 96.00
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.50 - $ 96.00
January 2011 to December 2011	US $0.00/bbl	750	$ 77.00 - $ 95.40
January 2011 to December 2011	US $1.00/bbl	750	$ 78.00 - $ 98.10
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.05
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $105.60
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $104.80
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $106.10
January 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $113.40
January 2012 to December 2012	US $1.00/bbl	500	$ 82.00 - $115.50
January 2012 to December 2012	US $1.00/bbl	500	$ 82.00 - $130.75
July 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $126.55
July 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $126.05
Call Spread - BRENT
January 2011 to December 2011	US $6.08/bbl[1]	960	$ 65.00 - $ 85.00
January 2011 to December 2011	US $5.15/bbl[1]	600	$ 65.00 - $ 85.00
Put - BRENT
January 2012 to December 2012	US $4.46/bbl	600	$ 83.00
January 2012 to December 2012	US $4.90/bbl	600	$ 83.00
January 2012 to December 2012	US $4.49/bbl	600	$ 83.00
January 2012 to December 2012	US $4.39/bbl	600	$ 83.00
January 2012 to December 2012	US $3.65/bbl	500	$ 83.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
Swap - AECO
January 2011 to October 2011	$0.00/GJ	700	$5.13
Collar - AECO
July 2011 to October 2011	$0.00/GJ	2,000	$ 3.50 - $ 3.91
Risk Management: Foreign Exchange	Notional Principal ($US) / Month		Fixed rate ($CDN / $US)
US Dollar Forward Sale
January 2011 to December 2011		$750,000	$1.07
January 2011 to December 2011		$750,000	$1.07

1 The funded amounts for these instruments were paid in a prior period.

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production in accordance with the Company’s expected requirements. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The impact of Vermilion’s derivative based risk management activities decreased the fund flows netback for the three and six month periods ended June 30, 2011 by $3.26 per boe and $2.29 per boe, respectively. This compares to an increase of $1.01 per boe and $0.47 per boe for the three and six month periods ended June 30, 2010. The decrease in the periods ended June 30, 2011 was associated with the stronger commodity prices where the prices for crude oil exceeded the ceiling on certain collars entered into for 2011.

ROYALTIES

	Three Months Ended		Six Months Ended
($M except per boe and per mcf)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Crude oil & NGLs	$12,298	$9,403	$24,037	$19,458
Per boe	6.08	5.43	6.03	5.70
Natural gas	242	140	1,710	3,232
Per mcf	0.03	0.02	0.12	0.25
Royalties	$12,540	$9,543	$25,747	$22,690
Per boe	$3.91	$3.31	$4.10	$4.05

As a result of Vermilion’s adoption of International Financial Reporting Standards (“IFRS”), Vermilion no longer includes Australian Petroleum Resource Rent Tax (“PRRT”) within royalties. Under IFRS, Vermilion accounts for PRRT as an income tax and accordingly, royalty figures presented for both the current and prior periods in this MD&A and the accompanying financial statements exclude PRRT. Vermilion’s previously published MD&A for the three and six months ended June 30, 2010 included PRRT of $3.6 million and $18.6 million respectively within royalties for that period. The prior period figures in the above table and below have been restated to reflect the reclassification of this amount to income taxes.

Consolidated royalties per boe for the three and six month periods ended June 30, 2011 were $3.91 and $4.10, respectively (three and six month periods ended June 30, 2010, $3.31 and $4.05, respectively). As a percentage of sales, royalties decreased for the three and six month periods ended June 30, 2011 to 4.5% and 5.1%, respectively (three and six month periods ended June 30, 2010, 5.6% and 6.7%, respectively).

Canadian royalties as a percentage of sales for the three and six month periods ended June 30, 2011 were 12.7% and 14.2%, respectively (three and six month periods ended June 30, 2010, 12.4% and 16.1%, respectively). Crude oil royalties as a percentage of sales decreased for the quarter and year to date periods from 20.2% to 16.7% and from 22.6% to 17.5%, respectively, as compared to the prior year due to a change in the royalty framework implemented in 2010 whereby royalties are levied on horizontal oil wells at a flat 5% rate for the first 50,000 to 100,000 bbls of production depending on well depth. Vermilion started to benefit from this royalty framework change during the second quarter of 2010 as it continued to drill and put its Cardium wells on production. Based on the depth of horizontal Cardium wells drilled thus far, the Company has received this reduced royalty rate on individual wells for up to the first 70,000 bbls of production. On a year to date basis, natural gas royalties as a percentage of sales have decreased to 5.3% from 8.0% year over year due to lower volumes and prices. For the three months ended June 30, 2011 natural gas royalties as a percentage of sales have increased slightly from 0.7% to 1.5% as a result of differing gas cost allowance recoveries booked in the second quarter of both years.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were higher for the three and six month periods ended June 30, 2011 as compared to the same periods in 2010, royalties, as a percentage of sales, decreased to 5.8% from 6.6% for both the quarter and year to date periods.

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended		Six Months Ended
($M except per boe and per mcf)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Crude oil & NGLs	$30,633	$22,971	$58,009	$48,295
Per boe	15.14	13.27	14.54	14.15
Natural gas	10,102	9,660	20,574	20,671
Per mcf	1.42	1.40	1.49	1.58
Operating expense	$40,735	$32,631	$78,583	$68,966
Per boe	$12.71	$11.31	$12.50	$12.31

Consolidated operating expense was $40.7 million or $12.71 per boe and $78.6 million or $12.50 per boe, respectively for the three and six month periods ended June 30, 2011 (three and six month periods ended June 30, 2010, $32.6 million or $11.31 per boe and $69.0 million or $12.31 per boe, respectively).

Canadian operating expense for the three month period ended June 30, 2011 increased to $13.4 million or $11.89 per boe as compared to $9.0 million or $8.65 per boe for the same period in 2010 (six month period ended June 30, 2011 increased to $26.0 million or $11.63 per boe from $18.8 million or $9.07 per boe for the comparable period in the prior year). These increases are a result of chemical costs associated with Vermilion’s Cardium wells coupled with higher levels of downhole intervention spending. The increased levels of spending were partially offset by higher volumes reducing the impact on a per boe basis.

France operating expense increased to $11.5 million or $15.06 per boe for the three month period ended June 30, 2011 as compared to $10.3 million or $13.39 per boe for the comparable period in 2010. With similar levels of production in the second quarter of 2011 versus the same period in the prior year, the increase in the per boe amount year over year is the result of higher wages and benefits as well as increased electricity costs. For the six month period ended June 30, 2011 spending increased slightly to $21.3 million from $21.2 million in the prior year with a decrease in per boe costs to $13.82 from $14.15 due to higher volumes.

Netherlands operating expense increased to $4.0 million and $8.4 million for the three and six month periods ended June 30, 2011, respectively, versus $3.6 million and $7.9 million for the comparable periods in the prior year. Higher levels of major project spending related to compressor maintenance and increased salary costs were partially offset by lower fuel and electricity costs. On a per boe basis, Netherlands operating expenses increased to $7.65 for the three months ended June 30, 2011 as compared to $7.50 for the same period in 2010 due to this higher level of spending partially offset by an increase in production volumes. For the six months ended June 30, 2011, Netherlands operating expenses decreased on a per boe basis to $8.61 from $9.88 due to higher volumes year over year.

Australian operating expense increased to $11.8 million and $22.9 million for the three and six month periods ended June 30, 2011, respectively as compared to $9.7 million and $21.1 million for the corresponding periods in the prior year. The increases in operating expense results from higher levels of diesel usage on the platform coupled with additional salary and supply vessel costs. Higher levels of production resulted in a decrease in operating expenses per boe to $14.91 for both the three and six month periods ended June 30, 2011 versus $16.36 for the three months ended June 30, 2010 and $17.13 per boe for the six months ended June 30, 2010.

TRANSPORTATION EXPENSE

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Transportation expense	$5,966	$6,901	$12,050	$13,850
Per boe	$1.86	$2.39	$1.92	$2.47

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, product split, location of properties, as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation expense is made up of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation expense relating to Vermilion’s production in these countries.

Transportation expense includes the amount due under a ship or pay agreement related to the Corrib project. However, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

Transportation expense decreased during the three and six month periods ended June 30, 2011 compared to the same periods in 2010 primarily as a result of lower costs in France due to shipment timing and Ambès terminal costs.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
General and administration expense	$11,348	$9,621	$23,455	$19,774
Per boe	$3.54	$3.34	$3.73	$3.53

General and administration expense for the three and six month periods ended June 30, 2011 was $11.3 million and $23.5 million, respectively (three and six month periods ended June 30, 2010, $9.6 million and $19.8 million, respectively). This increase is attributable to higher employee costs as Vermilion has increased its staffing levels in Canada to help support its Cardium program and identify future opportunities to generate long-term growth.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Equity based compensation expense	$6,682	$4,527	$14,908	$16,800
Per boe	$2.08	$1.57	$2.37	$3.00

Non-cash equity based compensation expense for the three and six month periods ended June 30, 2011 was $6.7 million and $14.9 million, respectively (three and six month periods ended June 30, 2010, $4.5 million and $16.8 million, respectively). This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Vermilion Incentive Plan.

INTEREST EXPENSE

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Interest expense	$6,569	$3,696	$11,943	$6,729
Per boe	$2.05	$1.28	$1.90	$1.20

Interest expense for the three and six month periods ended June 30, 2011 was $6.6 million and $11.9 million, respectively (three and six month periods ended June 30, 2010, $3.7 million and $6.7 million, respectively). Interest expense for the year to date period in 2011 has increased from the same period in 2010 due to higher average debt levels as well as the issuance of the senior notes in first quarter of 2011 due to the higher interest rate associated with those notes as compared to the cost of borrowings under the revolving credit facility.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Depletion and depreciation expenses	$59,583	$40,945	$111,297	$80,159
Per boe	$18.59	$14.20	$17.71	$14.31
Accretion expense	$4,403	$4,328	$10,718	$8,847
Per boe	$1.37	$1.50	$1.71	$1.58

Depletion and depreciation per boe for the three and six month periods ended June 30, 2011 was $18.59 per boe and $17.71 per boe, respectively (three and six month periods ended June 30, 2010, $14.20 per boe and $14.31 per boe, respectively). Depletion and depreciation rates for the three and six month periods ended June 30, 2011 have increased over the comparable period in 2010 due primarily to higher finding, development and acquisition costs incurred by Vermilion.

Accretion expense for the three and six month periods ended June 30, 2011 was $1.37 per boe and $1.71 per boe, respectively (three and six month periods ended June 30, 2010, $1.50 per boe and $1.58 per boe, respectively). The changes period over period were as a result of changes to the discount rates applied to the asset retirement obligations, which are adjusted on a quarterly basis.

TAXES

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Current taxes before PRRT	$35,668	$18,040	$61,974	$28,013
PRRT	35,960	3,619	59,253	18,569
Current taxes	$71,628	$21,659	$121,227	$46,582
Per boe	$22.35	$7.51	$19.29	$8.32

Vermilion pays current taxes in France, the Netherlands and Australia. Corporate taxes in France and the Netherlands apply to taxable income after eligible deductions at a rate of approximately 35% and 45%, respectively. In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT. PRRT is a profit based tax applied at a rate of 40% on revenues less eligible expenditures (including operating expenses and capital expenditures).

Current taxes before PRRT for the three and six month periods ended June 30, 2011 were $35.7 million and $62.0 million, respectively (three and six month periods ended June 30, 2010, $18.0 million and $28.0 million, respectively). The increases are attributable to the higher year over year revenue associated with increased levels of production and stronger oil prices.

The year over year increase in PRRT reflects the impact of increases in Australian production and crude oil prices combined with reduced capital expenditures. As capital expenditures are deductible in determining the PRRT when incurred, the reduction of capital spending in Australia in 2011 versus the comparable periods in 2010 resulted in an increase in PRRT for both the three and six month periods in 2011. PRRT as a percentage of operating income for Australia was 41% and 40% for the three and six month periods ended June 30, 2011, respectively (three and six month periods ended June 30, 2010, 10% and 24%, respectively). The increase in PRRT as a percentage of operating income is due to lower capital expenditures occurring in both of the three and six month periods ended June 30, 2011 ($4.5 million and $6.9 million, respectively) compared to the three and six month periods ended June 30, 2010 ($12.8 million and $14.7 million, respectively).

As a function of the impact of Vermilion’s Canadian tax pools, the Company does not presently pay current taxes in Canada.

FOREIGN EXCHANGE

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Foreign exchange (gain) loss	$(2,370)	$12,012	$(15,654)	$34,340
Per boe	$(0.74)	$4.17	$(2.49)	$6.13

During the three and six month periods ended June 30, 2011, a combined realized and unrealized foreign exchange gain of $2.4 million and $15.7 million was recognized, respectively versus a $12.0 million and $34.3 million loss for the same periods in 2010. The foreign exchange gains in the three and six month periods in 2011 are comprised of a realized gain of $0.3 million and $0.4 million, respectively, and an unrealized gain of $2.1 million and $15.3 million, respectively. The changes in unrealized foreign exchange gains were the result of the translation of financial balances denominated in currencies other than the functional currency of Vermilion and its subsidiaries.

NET EARNINGS

Net earnings for the three and six month periods ended June 30, 2011 were $81.4 million or $0.90 per share and $108.6 million or $1.21 per share, respectively (three and six month periods ended June 30, 2010, $49.8 million or $0.62 per share and $41.6 million or $0.52 per share, respectively). The increase in earnings is largely related to the increase in revenues period over period partially offset by a loss on derivative instruments for the six months ended June 30, 2011.

SUMMARY OF QUARTERLY RESULTS

	IFRS						PREVIOUS GAAP
($M except per share)	Q2/11	Q1/11	Q4/10	Q3/10	Q2/10	Q1/10	Q4/09	Q3/09
Petroleum and natural gas sales	$278,297	$229,740	$216,426	$172,253	$169,545	$169,581	$180,544	$150,183
Net earnings (loss)	$81,249	$27,193	$(21,809)	$24,576	$49,811	$(8,183)	$122,900	$17,834
Net earnings (loss) per share
Basic	$0.90	$0.30	$(0.25)	$0.29	$0.62	$(0.10)	$1.60	$0.25
Diluted	$0.89	$0.30	$(0.25)	$0.29	$0.44	$(0.10)	$1.59	$0.25

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at June 30, 2011 was $434.5 million compared to $303.3 million as at December 31, 2010.

Long term debt was comprised of the following balances as at June 30, 2011 and December 31, 2010:

	June 30, 2011	December 31, 2010
Revolving credit facility	$147,017	$302,558
Senior unsecured notes	$220,906	$-
Total long-term debt	$367,923	$302,558

Revolving Credit Facility

At June 30, 2011, Vermilion had in place a bank credit facility totalling $800 million. The facility, which matures in May 2014, is fully revolving up to the date of maturity. The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins.

The credit facilities are secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total bank borrowings less certain debts related to Corrib (defined as Consolidated Total Debt), to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0. In addition, Vermilion must maintain a ratio of consolidated total senior debt to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. Consolidated total senior debt is defined as Consolidated Total Debt excluding unsecured and subordinated debt.

As at June 30, 2011, Vermilion is in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

RECLAMATION FUND

After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations. In July 2010, the reclamation fund assets were liquidated and the proceeds were initially used to reduce outstanding bank indebtedness and will ultimately help support Vermilion’s capital programs. Vermilion will fund future reclamation costs out of current resources as they become due, consistent with standard industry practice.

ASSET RETIREMENT OBLIGATIONS

As at June 30, 2011, Vermilion’s asset retirement obligations were $277.8 million compared to $267.4 million as at December 31, 2010. The increase is largely attributable to additions from the wells drilled during the period, accretion and the impact of exchange rates on foreign currency denominated obligations. The increases were partially offset by changes in the discount rates applied to the obligations and amounts spent during the year to date period.

DIVIDENDS

Sustainability of Dividends

($M)	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011	Year Ended Dec 31, 2010	Year Ended Dec 31, 2009[1]
Cash flows from operating activities	$61,930	$188,547	$421,282	$230,316
Net earnings	$81,429	$108,622	$44,395	$185,498
Dividends declared	$51,421	$102,363	$189,744	$166,385
Excess of cash flows from operating activities over cash dividends declared	$10,509	$86,184	$231,538	$63,931
Excess (shortfall) of net earnings over cash dividends declared	$30,008	$6,259	$(145,349)	$19,113

1 Amounts presented under previous GAAP

Vermilion maintained monthly dividends at $0.19 per share for the three and six month periods ended June 30, 2011 and declared dividends totalling $51.4 million in the quarter compared to $46.0 million for the same period in 2010.

Excess cash flows from operating activities and net earnings over cash dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Vermilion’s policy with respect to dividends is to be conservative and retain a low payout ratio when comparing dividends to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain dividends and allow the payout ratio to rise. Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, the Corrib and Cardium projects will require a significant capital investment by Vermilion. As such, Vermilion’s fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations. Vermilion currently intends to finance any shortfall primarily with debt.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007. Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends have remained at $0.19 per share per month.

SHAREHOLDERS’ EQUITY

During the six month period ended June 30, 2011, 1,323,320 shares were issued pursuant to the dividend reinvestment plan and Vermilion’s equity based compensation programs. Shareholders’ capital increased by $55.5 million as a result of the issuance of those shares.

As at June 30, 2011, there were 90,321,562 shares outstanding. As at August 3, 2011, there were 90,420,009 shares outstanding.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks.

For a detailed discussion of these risks, please see Vermilion’s 2010 Annual Report which is available on SEDAR at www.sedar.com or on the Company’s website at http://www.vermilionenergy.com/ir/financialreports/financialreportscurrent.cfm

CRITICAL ACCOUNTING ESTIMATES

Vermilion’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating expenses include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that Vermilion expects to realize; and
vii.	Equity based compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of June 30, 2011.

Vermilion uses a variety of derivatives including puts, calls and forward purchase contracts to manage the risks associated with fluctuating commodity prices and exchange rates. Vermilion does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would adversely impact Vermilion’s financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) TRANSITION

Adoption of IFRS

Vermilion has prepared its June 30, 2011 interim consolidated financial statements in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, Vermilion prepared its financial statements in accordance with Previous GAAP. The adoption of IFRS has not had a material impact on Vermilion’s operations, strategic decisions, cash flow or capital expenditures. Vermilion’s IFRS accounting policies are provided in Note 2 to the Interim consolidated financial statements. In addition, Note 20 to the interim consolidated financial statements presents reconciliations between Vermilion’s 2010 Previous GAAP results and the 2010 IFRS results. The reconciliations include the Consolidated Balance Sheets as at June 30, 2010 and December 31, 2010, and Consolidated Statements of Net Earnings and Comprehensive Income (Loss), Changes in Shareholders’ (Unitholders’) Equity and Consolidated Statements of Cash Flows for the three and six month periods ended June 30, 2010 and for the year ended December 31, 2010. The following provides summary reconciliations of Vermilion’s 2010 Previous GAAP and IFRS results. Detailed descriptions of the differences between IFRS and Previous GAAP are outlined in Notes 20 and 21 to the interim consolidated financial statements.

SUMMARY OF CHANGES IN NET EARNINGS AND COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Year Ended Dec 31, 2010
Net earnings and comprehensive income - Previous GAAP	$44,027	$86,535	$111,263
Increase in equity based compensation expense	(463)	(7,429)	(6,406)
Decrease (increase) in loss on derivative instruments	1,647	524	(3,013)
Increase in foreign exchange loss	(21,875)	(63,848)	(61,091)
Decrease in accretion expense	73	216	250
Decrease in depletion and depreciation	16,006	29,193	69,783
Increase in deferred income tax expense	(4,438)	(3,907)	(23,663)
Goodwill impairment	-	-	(19,840)
Reversal of non-controlling interest - exchangeable shares	4,052	7,935	8,241
Remeasurement gain (loss) associated with exchangeable share liability	10,782	(7,591)	(31,129)
Net earnings - IFRS	49,811	41,628	44,395
Cumulative translation adjustments	(24,355)	(57,961)	(31,577)
Comprehensive income (loss) - IFRS	$25,456	$(16,333)	$12,818

SUMMARY OF CHANGES IN ROYALTY AND CURRENT TAX EXPENSES

($M except per boe)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Year Ended Dec 31, 2010
Royalty expense - Previous GAAP	$13,162	$41,259	$83,509
Per boe	4.56	7.37	7.12
Reclassification of Australia PRRT from royalties to current taxes	(3,619)	(18,569)	(39,537)
Royalties - IFRS	$9,543	$22,690	$43,972
Per boe	$3.31	$4.05	$3.75

($M except per boe)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Year Ended Dec 31, 2010
Current tax expense - Previous GAAP	$18,040	$28,013	$72,701
Per boe	6.25	5.00	6.20
Reclassification of Australia PRRT from royalties to current taxes	3,619	18,569	39,537
Current tax expense - IFRS	$21,659	$46,582	$112,238
Per boe	$7.51	$8.32	$9.57

SUMMARY OF CHANGES IN FINANCIAL METRICS

($M)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Year Ended Dec 31, 2010
Fund flows from operations - Previous GAAP	$90,407	$168,768	$363,487
Reclassification of contingent consideration to operating activities from investing activities	(863)	(2,329)	(5,958)
Fund flows from operations – IFRS	$89,544	$166,439	$357,529

($M)		As At June 30, 2010	As At Dec 31, 2010
Net debt - Previous GAAP		$183,009	$300,393
Reclassify current portion of deferred taxes to non-current		(2,846)	2,902
Adjustment to accrue for contingent consideration		2,623	-
Net debt – IFRS		$182,786	$303,295

NETBACKS (6:1)

	Three Months Ended June 30, 2011			Six Months Ended June 30, 2011			Three Months Ended June 30, 2010	Six Months Ended June 30, 2010

	Oil & NGLs $/bbl	Natural Gas $/mcf	Total $/boe	Oil & NGLs $/bbl	Natural Gas $/mcf	Total $/boe	Total $/boe	Total $/boe
Canada
Price	$95.70	$4.00	$54.04	$90.43	$4.00	$51.66	$42.30	$44.27
Realized hedging (loss) gain	(1.34)	(0.02)	(0.63)	(1.00)	(0.01)	(0.46)	1.95	0.88
Royalties	(15.94)	(0.06)	(6.88)	(15.87)	(0.21)	(7.35)	(5.26)	(7.15)
Transportation	(1.59)	(0.18)	(1.30)	(1.60)	(0.19)	(1.33)	(1.58)	(1.54)
Operating costs	(15.96)	(1.49)	(11.89)	(15.44)	(1.49)	(11.63)	(8.65)	(9.07)
Operating netback	$60.87	$2.25	$33.34	$56.52	$2.10	$30.89	$28.76	$27.39
France
Price	$108.58	$11.53	$107.90	$105.07	$11.05	$104.35	$79.70	$78.68
Realized hedging (loss) gain	(6.13)	-	(6.03)	(4.07)	-	(3.99)	1.14	0.55
Royalties	(6.30)	(0.26)	(6.22)	(6.13)	(0.24)	(6.04)	(5.27)	(5.24)
Transportation	(2.96)	-	(2.90)	(3.04)	-	(2.99)	(3.68)	(3.73)
Operating costs	(14.97)	(3.30)	(15.06)	(13.70)	(3.32)	(13.82)	(13.39)	(14.15)
Operating netback	$78.22	$7.97	$77.69	$78.13	$7.49	$77.51	$58.50	$56.11
Netherlands
Price	$97.30	$9.42	$56.91	$94.78	$8.97	$54.19	$37.43	$37.99
Operating costs	-	(1.29)	(7.65)	-	(1.45)	(8.61)	(7.50)	(9.88)
Operating netback	$97.30	$8.13	$49.26	$94.78	$7.52	$45.58	$29.93	$28.11
Australia
Price	$132.87	$-	$132.87	$116.52	$-	$116.52	$77.76	$80.55
Realized hedging (loss) gain	(6.46)	-	(6.46)	(4.70)	-	(4.70)	-	-
Operating costs	(14.91)	-	(14.91)	(14.91)	-	(14.91)	(16.36)	(17.13)
PRRT	(45.46)	-	(45.46)	(38.51)	-	(38.51)	(6.10)	(15.07)
Operating netback	$66.04	$-	$66.04	$58.40	$-	$58.40	$55.30	$48.35
Total Company
Price	$115.04	$6.43	$86.83	$106.04	$6.17	$80.82	$58.78	$60.55
Realized hedging (loss) gain	(5.12)	(0.01)	(3.26)	(3.58)	(0.01)	(2.29)	1.01	0.47
Royalties	(6.08)	(0.03)	(3.91)	(6.03)	(0.12)	(4.10)	(3.31)	(4.05)
Transportation	(1.47)	(0.42)	(1.86)	(1.53)	(0.43)	(1.92)	(2.39)	(2.47)
Operating costs	(15.14)	(1.42)	(12.71)	(14.54)	(1.49)	(12.50)	(11.31)	(12.31)
PRRT	(17.78)	-	(11.22)	(14.85)	-	(9.43)	(1.25)	(3.32)
Operating netback	$69.45	$4.55	$53.87	$65.51	$4.12	$50.58	$41.53	$38.87
General and administration			(3.54)			(3.73)	(3.34)	(3.53)
Interest			(2.05)			(1.90)	(1.28)	(1.20)
Realized foreign exchange gain			0.08			0.07	0.39	0.58
Other income			(0.01)			-	-	-
Current income taxes			(11.13)			(9.86)	(6.26)	(5.00)
Fund flows netback			$37.22			$35.16	$31.04	$29.72
Accretion			(1.37)			(1.71)	(1.50)	(1.58)
Depletion and depreciation			(18.59)			(17.71)	(14.20)	(14.31)
Future income taxes			1.56			4.92	3.11	3.56
Other expense			(0.24)			(0.18)	(1.00)	(0.79)
Unrealized foreign exchange (loss) gain			0.66			2.42	(4.56)	(6.71)
Remeasurement of liability associated with exchangeable shares			-			-	3.74	(1.36)
Unrealized gain (loss) on derivative instruments			8.25			(3.26)	2.19	1.90
Equity based compensation			(2.08)			(2.37)	(1.57)	(3.00)
Earnings netback			$25.41			$17.27	$17.25	7.43

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” for further discussion.

Vermilion considers Australian PRRT to be an operating item and accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent of natural gas and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBM	coalbed methane
NGLs	natural gas liquids
GJ/d	Gigajoules per day
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
$M	thousand dollars

CONSOLIDATED BALANCE SHEETS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Note	June 30, 2011	December 31, 2010	January 1, 2010
ASSETS
Current
Cash and cash equivalents	17	$76,295	$145,623	$99,066
Short-term investments		11,322	15,132	15,895
Accounts receivable		150,422	147,329	117,051
Crude oil inventory		10,775	10,707	5,235
Derivative instruments	13	7,408	10,249	8,217
Prepaid expenses and other		9,516	11,157	11,422
		265,738	340,197	256,886
Derivative instruments	13	-	942	7,896
Deferred taxes		166,439	147,949	124,707
Long-term investments		1,705	3,108	4,342
Exploration and evaluation assets	5	27,533	17,157	-
Goodwill	5	-	-	19,840
Reclamation fund	6	-	-	69,003
Capital assets	4	1,993,758	1,816,444	1,610,567
		$2,455,173	$2,325,797	$2,093,241
LIABILITIES
Current
Accounts payable and accrued liabilities		$211,421	$252,319	$195,909
Dividends or distributions payable		17,161	16,910	15,109
Derivative instruments	13	30,613	12,143	6,544
Income taxes payable		73,169	59,562	4,090
		332,364	340,934	221,652
Derivative instruments	13	6,426	8,157	4,563
Long-term debt	8	367,923	302,558	159,723
Amount due pursuant to acquisition	7	116,083	114,349	111,402
Asset retirement obligations	6	277,814	267,389	224,005
Equity based compensation liability	11	-	-	30,307
Deferred taxes		238,683	246,508	255,598
		1,339,293	1,279,895	1,007,250
Liability associated with exchangeable shares	10	-	-	217,992

SHAREHOLDERS’ OR UNITHOLDERS’ EQUITY
Shareholders’ capital	9	1,081,221	1,025,770	-
Unitholders’ capital	9	-	-	711,667
Contributed surplus		32,798	40,726	-
Accumulated other comprehensive loss		(9,826)	(31,577)	-
Retained earnings		11,687	10,983	156,332
		1,115,880	1,045,902	867,999
		$2,455,173	$2,325,797	$2,093,241

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME (LOSS) (THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE OR UNIT AND PER SHARE OR UNIT AMOUNTS, UNAUDITED)

	Note	Three Months Ended		Six Months Ended
		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
REVENUE
Petroleum and natural gas sales		$278,297	$169,545	$508,037	$339,126
Royalties		(12,540)	(9,543)	(25,747)	(22,690)
Petroleum and natural gas revenue		265,757	160,002	482,290	316,436

EXPENSES
Operating		40,735	32,631	78,583	68,966
Transportation		5,966	6,901	12,050	13,850
Equity based compensation	11	6,682	4,527	14,908	16,800
(Gain) loss on derivative instruments	13	(16,004)	(9,233)	34,914	(13,319)
Interest expense		6,569	3,696	11,943	6,729
General and administration		11,348	9,621	23,455	19,774
Foreign exchange (gain) loss		(2,370)	12,012	(15,654)	34,340
Other expense		804	2,871	1,156	4,405
Accretion	6	4,403	4,328	10,718	8,847
Depletion and depreciation		59,583	40,945	111,297	80,159
		117,716	108,299	283,370	240,551
EARNINGS BEFORE INCOME TAXES AND OTHER ITEM		148,041	51,703	198,920	75,885

INCOME TAXES
Deferred		(5,016)	(8,985)	(30,929)	(19,916)
Current		71,628	21,659	121,227	46,582
		66,612	12,674	90,298	26,666
OTHER ITEM
Remeasurement (gain) loss on liability associated with exchangeable shares	10	-	(10,782)	-	7,591
NET EARNINGS		81,429	49,811	108,622	41,628

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		11,154	(24,355)	21,751	(57,961)
COMPREHENSIVE INCOME (LOSS)		$92,583	$25,456	$130,373	$(16,333)

NET EARNINGS PER SHARE OR UNIT	12
Basic		$0.90	$0.62	$1.21	$0.52
Diluted		$0.89	$0.44	$1.19	$0.52

WEIGHTED AVERAGE SHARES OR UNITS OUTSTANDING	12
Basic		90,134,881	80,601,384	89,682,179	80,158,188
Diluted		91,513,572	88,911,757	90,902,378	80,158,188

CONSOLIDATED STATEMENTS OF CASH FLOWS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Note	Three Months Ended		Six Months Ended
		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
OPERATING
Net earnings		$81,429	$49,811	$108,622	$41,628
Adjustments:
Accretion		4,403	4,328	10,718	8,847
Depletion and depreciation		59,583	40,945	111,297	80,159
Change in unrealized gains and losses and accruals relating to derivative contracts	13	(26,441)	(6,326)	20,522	(10,659)
Equity based compensation		6,682	4,527	14,908	16,800
Unrealized foreign exchange (gain) loss		(2,108)	13,150	(15,212)	37,576
Remeasurement (gain) loss on liability associated with exchangeable shares		-	(10,782)	-	7,591
Change in unrealized gains and losses and accruals included in other expense relating to investments		767	2,876	1,158	4,413
Deferred taxes		(5,016)	(8,985)	(30,929)	(19,916)
		119,299	89,544	221,084	166,439
Asset retirement obligations settled	6	(9,612)	(812)	(11,243)	(812)
Changes in non-cash operating working capital	14	(47,757)	18,547	(21,294)	21,889
Cash flows from operating activities		61,930	107,279	188,547	187,516

INVESTING
Drilling and development of petroleum and natural gas properties		(75,584)	(94,213)	(192,417)	(214,109)
Exploration and evaluation of petroleum and natural gas properties		(9,750)	(5,645)	(11,331)	(5,645)
Acquisition of petroleum and natural gas properties		190	333	(38,101)	(621)
Sale (purchase) of short term investments		3,198	(4,150)	3,810	(4,070)
Proceeds from equity investments		245	-	245	-
Withdrawals from reclamation fund		-	812	-	812
Changes in non-cash investing working capital	14	(42,966)	(11,872)	(13,646)	(18,044)
Cash flows used in investing activities		(124,667)	(114,735)	(251,440)	(241,677)

FINANCING
(Decrease) increase in long-term debt		(6,687)	25,001	65,906	70,000
Issue of common shares or trust units pursuant to the dividend or distribution reinvestment plans		14,084	9,453	27,060	16,833
Cash dividends		(51,333)		(102,112)
Cash distributions		-	(45,906)	-	(91,265)
Cash flows used in financing activities		(43,936)	(11,452)	(9,146)	(4,432)
Foreign exchange gain (loss) on cash held in foreign currencies		542	(2,683)	2,711	(8,628)

Net change in cash and cash equivalents		(106,131)	(21,591)	(69,328)	(67,221)
Cash and cash equivalents, beginning of period		182,426	53,436	145,623	99,066
Cash and cash equivalents, end of period	17	$76,295	$31,845	$76,295	$31,845

Supplementary information for operating activities - cash payments
Interest paid		$4,129	$4,416	$6,495	$7,095
Income taxes paid		$100,076	$22,500	$107,620	$24,424

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (UNITHOLDERS’) EQUITY (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Note	Unitholders’ Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Unitholders’ Equity
Balances as at January 1, 2010		$711,667	$-	$156,332	$-	$867,999
Currency translation adjustments		-	-	-	(57,961)	(57,961)
Vesting of equity based compensation awards	11	23,149	-	-	-	23,149
Issuance of units pursuant to the distribution reinvestment plan		16,833				16,833
Units issued on conversion of exchangeable shares	10	135	-	-	-	135
Units issued for bonus plan		1,008	-	-	-	1,008
Net earnings		-	-	41,628	-	41,628
Distributions declared		-	-	(91,497)	-	(91,497)
Balances as at June 30, 2010		$752,792	$-	$106,463	$(57,961)	$801,294

	Note	Shareholders’ Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balances as at January 1, 2011		$1,025,770	$40,726	$10,983	$(31,577)	$1,045,902
Currency translation adjustments		-	-	-	21,751	21,751
Vesting of equity based compensation awards	11	22,050	(22,050)	-	-	-
Issuance of shares pursuant to the dividend reinvestment plan		27,060	-	-	-	27,060
Equity based compensation expense		-	14,122	-	-	14,122
Shares issued for bonus plan		786	-	-	-	786
Net earnings		-	-	108,622	-	108,622
Dividends declared		-	-	(102,363)	-	(102,363)
Share-settled dividends on vested equity based awards	11	5,555	-	(5,555)	-	-
Balances as at June 30, 2011		$1,081,221	$32,798	$11,687	$(9,826)	$1,115,880
	Note	Shareholders’ or Unitholders’ Capital	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ or Unitholders’ Equity
Balances as at January 1, 2010		$711,667	$-	$156,332	$-	$867,999
Currency translation adjustments		-	-	-	(33,606)	(33,606)
Vesting of equity based compensation awards	11	21,597	-	-	-	21,597
Issuance of units pursuant to the distribution reinvestment plan		7,380	-	-	-	7,380
Units issued on conversion of exchangeable shares	10	135	-	-	-	135
Units issued for bonus plan		1,008	-	-	-	1,008
Net loss		-	-	(8,183)	-	(8,183)
Distributions declared		-	-	(45,528)	-	(45,528)
Balances as at March 31, 2010		741,787	-	102,621	(33,606)	810,802
Currency translation adjustments		-	-	-	(24,355)	(24,355)
Vesting of equity based compensation awards	11	1,552	-	-	-	1,552
Issuance of units pursuant to the distribution reinvestment plan		9,453	-	-	-	9,453
Net earnings		-	-	49,811	-	49,811
Distributions declared		-	-	(45,969)	-	(45,969)
Balances as at June 30, 2010		752,792	-	106,463	(57,961)	801,294
Currency translation adjustments		-	-	-	26,384	26,384
Modification of equity based compensation from liability to equity		-	7,159	-	-	7,159
Issuance of shares or units pursuant to the distribution or dividend reinvestment plan		23,992	-	-	-	23,992
Equity based compensation expense		-	33,567	-	-	33,567
Shares issued on conversion of exchangeable shares	10	248,986	-	-	-	248,986
Net earnings		-	-	2,767	-	2,767
Distributions declared		-	-	(30,739)	-	(30,739)
Dividends declared		-	-	(67,508)	-	(65,508)
Balances as at December 31, 2010		1,025,770	40,726	10,983	(31,577)	1,045,902
Currency translation adjustments					10,597	10,597
Vesting of equity based compensation awards	11	16,407	(16,407)	-	-	-
Equity based compensation expense		-	7,440	-	-	7,440
Issuance of shares pursuant to the dividend reinvestment plan		12,976	-	-	-	12,976
Shares issued for bonus plan		786	-	-	-	786
Net earnings		-	-	27,193	-	27,193
Dividends declared		-	-	(50,942)	-	(50,942)
Share-settled dividends on vested equity based awards	11	4,991	-	(4,991)	-	-
Balances as at March 31, 2011		1,060,930	31,759	(17,757)	(20,980)	1,053,952
Currency translation adjustments		-	-	-	11,154	11,154
Vesting of equity based compensation awards	11	5,643	(5,643)	-	-	-
Equity based compensation expense		-	6,682	-	-	6,682
Issuance of shares pursuant to the dividend reinvestment plan		14,084	-	-	-	14,084
Net earnings		-	-	81,429	-	81,429
Dividends declared		-	-	(51,421)	-	(51,421)
Share-settled dividends on vested equity based awards	11	564	-	(564)	-	-
Balances as at June 30, 2011		$1,081,221	$32,798	$11,687	$(9,826)	$1,115,880

DESCRIPTION OF EQUITY RESERVES

Shareholders’ (Unitholders’) capital

Represents the recognized amount for common shares or trust units when issued including share issuance costs. Prior to September 1, 2010 the equity instruments issued and outstanding were trust units.

Contributed surplus

Represents the recognized value of employee awards which are settled in shares. Once vested the value of the awards is transferred to shareholders’ capital.

Retained earnings

Represents the consolidated undistributed earnings of Vermilion.

Accumulated other comprehensive loss

Includes income and expenses which are not recorded immediately in earnings and are accumulated until an event triggers recognition in net earnings and would result in a change to both accumulated other comprehensive loss and retained earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE OR UNIT AND PER SHARE OR UNIT AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of oil and natural gas development, acquisition and production. The Company is the successor entity to Vermilion Energy Trust (the “Trust”) following a corporate conversion completed on September 1, 2010 pursuant to an arrangement under the Business Corporations Act (Alberta).

As a result of the conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd., a wholly owned subsidiary of Vermilion, received 1.89344 common shares of the Company for each exchangeable share held (see Note 10). There were no exchangeable shares outstanding subsequent to the corporate conversion.

The conversion was accounted for on a continuity of interests basis, which recognizes Vermilion as the successor entity and accordingly, all comparative information presented for the pre-conversion period is that of the Trust. All transaction costs associated with the conversion were expensed as incurred as general and administration expense.

These condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on August 3, 2011.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Framework

The condensed consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for publicly accountable entities (“Canadian GAAP” or “GAAP” or, alternatively, International Financial Reporting Standards or “IFRS”) which includes International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated financial statements do not include all the necessary annual disclosures in accordance with Canadian GAAP.

Principles of Consolidation

Subsidiaries that are directly controlled by the parent company or indirectly controlled by other consolidated subsidiaries are fully consolidated. Vermilion accounts for jointly controlled operations and jointly-controlled assets by recognizing its share of assets, liabilities, income and expenses. All significant intercompany balances, transactions and income are eliminated.

Vermilion currently has no special purpose entities of which it retains control and accordingly the consolidated financial statements do not include the accounts of any such entities.

Exploration and Evaluation Assets

Vermilion accounts for exploration and evaluation of petroleum and natural gas property (“E&E”) costs in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Costs incurred are classified as E&E costs when they relate to exploring and evaluating a property for which the Company has the licence or right to extract resources.

E&E costs related to each license or prospect area are initially capitalized within E&E assets. E&E costs that are capitalized may include costs of licence acquisitions, technical services and studies, seismic acquisitions, exploration drilling and testing, directly attributable overhead and administration expenses and, if applicable, the estimated costs of retiring the assets. Any costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred.

E&E assets are not depleted, pending evaluation, and are carried at cost until technical feasibility and commercial viability of the area can be determined. The technical feasibility and commercial viability of extracting the reserves is considered to be determined when proven and/or probable reserves are determined to exist. If proven and/or probable reserves are identified as recoverable, the costs are reclassified to Petroleum and Natural Gas (“PNG”) Properties and Equipment pending an impairment test. If reserves are not found within the license area or the area is abandoned, the related E&E costs are amortized over a period not greater than five years. E&E assets are subject to an impairment test at least annually, as part of the group of CGU’s attributable to the jurisdiction in which the exploration area resides.

Petroleum and Natural Gas Operations

Vermilion recognizes PNG properties and equipment at cost less accumulated depletion, depreciation and impairment losses. The cost of PNG properties and equipment as at January 1, 2010 was determined in accordance with the IFRS 1 “Deemed Cost for Oil and Gas Assets” exemption through the allocation of the pre-transition Canadian GAAP carrying value to depletion units based upon relative reserve values at that date (Note 21). Directly attributable costs incurred for the drilling of development wells and for the construction of production facilities are capitalized together with the discounted value of estimated future costs of asset retirement obligations. When components of PNG properties are replaced, disposed of, or no longer in use, they are derecognized.

Gains and losses on disposal of a component of PNG properties and equipment, including oil and gas interests, are determined by comparing the proceeds of disposal with the carrying amount of the component and are recognized net within depletion and depreciation.

Depletion and Depreciation

Vermilion classifies its assets into PNG depletion units which are groups of assets or properties that are within a specific production area and have similar economic lives. The PNG depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each PNG depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production. The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Furniture and equipment are recorded at cost and are depreciated on a declining-balance basis at rates of 5% to 25% per year.

Impairment of Long-Lived Assets

E&E assets are tested for impairment when reclassified to PNG properties or when indicators of impairment are identified. An impairment loss is recognized for the amount by which the carrying value of E&E assets exceeds its recoverable amount. The recoverable amount is the higher of the E&E assets’ fair value less costs to sell and their value in use.

PNG depletion units are aggregated into groups known as cash generating units (“CGUs”) for impairment testing. A CGU represents the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount. If an indication of impairment exists, the CGU’s recoverable amount is then estimated. A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use. If the carrying amount exceeds its recoverable amount an impairment loss is recorded to earnings in the period to reduce the carrying value of the CGU to its recoverable amount.

For PNG properties and E&E assets excluding goodwill, when there has been an impairment loss recognized, at each reporting date an assessment is performed as to whether the circumstances which led to the impairment loss have reversed. If the change in circumstances leads to the recoverable amount being higher than the net book value after recognition of an impairment, that impairment loss is reversed. The reversal of the impairment loss cannot exceed the depreciated value of the asset had no impairment loss been previously recognized.

Cash and Cash Equivalents

Cash and cash equivalents include monies on deposit and guaranteed investments that have an original maturity date of not more than 90 days.

Short-Term Investments

Short-term investments are comprised of guaranteed investment certificates with an original maturity date of greater than 90 days.

Crude Oil Inventory

Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer are valued at the lower of cost or net realizable value. Cost is determined on a weighted-average basis.

Long-Term Investments

Long-term investments over which Vermilion does not have significant influence are carried at fair value. Dividends received or receivable from the investments are included in Vermilion’s earnings, with no adjustment to the carrying amount of the investment.

Goodwill

Goodwill is tested for impairment at least annually by comparing the fair value of the CGU to the carrying amount attributable to the goodwill. If the carrying amount exceeds the fair value, an impairment loss is recognized for the excess.

Provisions and Asset Retirement Obligations

Vermilion recognizes a provision or asset retirement obligation in the consolidated financial statements at the time an event gives rise to an obligation of uncertain timing or amount. The estimated present value of the asset retirement obligation is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted and allocated to a CGU for impairment testing. The liability recorded is increased each reporting period due to the passage of time and this change is charged to net earnings in the period. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. The offset to the increase or decrease in the change in an estimated asset retirement obligation is recorded to PNG property and equipment. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. Vermilion discounts the costs related to asset retirement obligations using the pre-tax discount rate that reflects current market assessment of time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Vermilion applies discount rates applicable to each of the jurisdictions in which it has future asset retirement obligations.

A provision for onerous contracts is recognized when the expected benefits to be derived by Vermilion from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, Vermilion recognizes any impairment loss on associated assets. For the periods presented in the consolidated financial statements there were no onerous contracts recognized.

Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer. For Canadian natural gas production, legal title transfer occurs at the intersection of major pipelines (referred to as the “Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the well head. In Australia, oil is sold at the Wandoo B Platform, in the Netherlands natural gas is sold at the plant gate and in France oil is sold when delivered to the pipeline or when delivered to the refinery via tanker.

Financial Instruments

Cash and cash equivalents and short-term investments are classified as held for trading and are measured at fair value. A gain or loss arising from a change in the fair value is recognized in net earnings in the current period.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and are then subsequently measured at amortized cost. The carrying value approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, dividends or distributions payable, long-term debt and amount due pursuant to acquisition, have been classified as other financial liabilities and are initially recognized at fair value and are subsequently measured at amortized cost. Transaction costs and discounts are recorded against the fair value of long-term debt on initial recognition.

All derivative, debt and equity security investments not subject to consolidation have been classified as held for trading and are measured at fair value. Accordingly, gains and losses are reflected in earnings in the period in which they arise. Gains and losses associated with Vermilion’s investments in debt and equity securities are included in other expense in the consolidated statements of net earnings.

Equity Based Compensation

Vermilion has equity based long-term compensation plans for directors, officers and employees of Vermilion and its subsidiaries. The expense recognized for equity based compensation awards is measured as the grant date fair value of the award adjusted for the ultimate number of awards that actually vest as determined by the Company’s achievement of a number of performance conditions. Equity based compensation expense is recognized in earnings over the vesting period of the awards with a corresponding adjustment to contributed surplus. Prior to September 1, 2010, Vermilion’s equity based compensation plans were accounted for as liabilities (see Note 11).

Upon vesting, the amount previously recognized in contributed surplus is reclassified to shareholders’ capital. Vermilion has incorporated an estimated forfeiture rate based on historical vesting data.

Per Share or Unit Amounts

Net earnings per share or unit are calculated using the weighted-average number of shares or units outstanding during the period. Diluted net earnings per share are calculated using the treasury stock method to determine the dilutive effect of equity based compensation plans. The treasury stock method assumes that the deemed proceeds related to unrecognized equity based compensation expense are used to repurchase shares or units at the average market price during the period. Equity based compensation awards outstanding are included in the calculation of diluted net earnings per share or unit based on estimated performance factors.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars which is Vermilion’s reporting currency. Several of Vermilion’s subsidiaries transact in currencies other than the Canadian dollar and accordingly have functional currencies other than the Canadian Dollar. The functional currency of a subsidiary is the currency of the primary economic environment in which the subsidiary operates. Transactions denominated in a currency other than the functional currency are translated at the prevailing rates on the date of the transaction. Any monetary items held in a currency which is not the functional currency of the subsidiary are translated to the functional currency at the prevailing rate as at the date of the balance sheet. All exchange differences arising as a result of the translation to the functional currency of the subsidiary are recorded in net earnings.

Translation of all assets and liabilities from the respective functional currencies to the reporting currency are performed using the rates prevailing at the balance sheet date. The differences arising upon translation from the functional currency to the reporting currency are recorded as currency translation adjustments in other comprehensive income and are held within accumulated other comprehensive income until a disposal or partial disposal of a subsidiary. A disposal or partial disposal will then give rise to a realized foreign exchange (gain) loss which is recorded in net earnings.

Within the consolidated group there are outstanding intercompany loans which in substance represent an investment in certain subsidiaries. When these loans are identified as being a part of the net investment in the foreign subsidiary, any exchange difference arising on those loans are recorded to currency translation adjustments within other comprehensive income until a disposal or partial disposal of the subsidiary.

Taxation

Deferred taxes are calculated using the liability method whereby income tax assets and liabilities are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated balance sheets of Vermilion and the respective tax bases using substantively enacted income tax rates in the respective jurisdictions that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on deferred tax liabilities and assets is recognized in income in the period in which the related legislation is substantively enacted.

Vermilion is subject to current income taxes based on the tax legislation of each respective country in which Vermilion has operations.

Liability Associated with Exchangeable Shares

Outstanding exchangeable shares were recorded as a liability until exchanged for trust units. The liability was remeasured at each reporting date to the associated redemption value with the resulting gain or loss recorded within earnings. When the exchangeable shares were converted into trust units, the conversions were recorded as an extinguishment of the liability and accordingly the remeasured amount at the date of conversion was then reclassified to equity.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of that asset. Borrowing costs are capitalized by applying interest rates attributable to the project being financed and includes both general and specific borrowings. Interests rates applied from general borrowings are computed using the weighted average borrowing rate for the period.

Measurement Uncertainty

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the periods presented.

Key areas where management has made complex or subjective judgements include asset retirement obligations, assessment of impairments and deferred taxes. Actual results could differ from these and other estimates.

Asset Retirement Obligations

Vermilion’s asset retirement obligations are based on environmental regulations and estimates of future costs and the timing of expenditures. Changes in environmental regulations, the estimated costs associated with reclamation activities, the discount rate applied and the timing of expenditures impact Vermilion’s measurement of the obligation. Changes related to any of these assumptions, including the discount rate, could have a material impact on the financial position and net earnings of Vermilion.

Assessment of Impairments

Goodwill impairment tests involve estimates of Vermilion’s recoverable amount of CGU on an annual basis or when events are identified which may be indicators of impairment. If the recoverable amount is less than the carrying value, an impairment loss would be recognized. The recoverable amount of the associated CGU’s is based on external market value, reserve estimates and the related future cash flows which are subject to measurement uncertainty.

Impairment tests of PNG properties and equipment are performed at the level of the CGU when an indicator of impairment is identified. The calculation of the recoverable amount of the assets are based on market factors as well as estimates of PNG reserves and future costs required to develop those reserves. Vermilion’s reserves estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Deferred Taxes

Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

3. CHANGES TO ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements adopted

March 31, 2011 was Vermilion’s first reporting period under IFRS. Accounting standards effective for periods ending on December 31, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

As of January 1, 2013, Vermilion will be required to adopt the following standards and amendments as issued by the IASB. The adoption of the following standards is not expected to have a material impact on Vermilion’s consolidated financial statements:

IFRS 9 “Financial Instruments”

The result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

IFRS 10 “Consolidated financial Statements”

Replaces Standing Interpretations Committee 12, “Consolidation - Special Purpose Entities” and the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements”. The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities”

Provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose vehicles. The new disclosures require information that will assist financial statement users in evaluating the nature, risks and financial effects of an entity’s interest in subsidiaries and joint arrangements.

IAS 19 “Post Employment Benefits”

Amends the recognition and measurement of defined benefit pension expense and expands disclosures for all employee benefit plans.

Vermilion is currently assessing the impact of the adoption of the following standards on the consolidated financial statements:

IFRS 11 “Joint Arrangements”

Replaces IAS 31 “Interest in Joint Ventures”. The new standard focuses on the rights and obligations of an arrangement, rather than its legal form. The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 13 "Fair Value Measurement"

Provides a common definition of fair value within IFRS. The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits the item to be measured at fair value, with limited exceptions. This standard does not determine when an item is measured at fair value and as such does not require new fair value measurements.

Additionally, as of July 1, 2012, Vermilion will be required to adopt amendments to IAS 1 “Presentation of Financial Statements” which will require companies to group together items within Other Comprehensive Income that may be reclassified to the profit or loss section of the income statement (commonly referred to as “recycling”). Vermilion does not expect a material impact as a result of the amendment.

4. CAPITAL ASSETS

	Petroleum and Natural Gas Properties and Equipment	Furniture and Equipment	Total
Balance at January 1, 2010	$1,604,615	$5,952	$1,610,567
Additions	400,182	13,911	414,093
Borrowing costs capitalized	8,772	-	8,772
Changes in estimate for asset retirement obligations	43,621	-	43,621
Depletion and depreciation	(180,350)	(2,343)	(182,693)
Effect of movements in exchange rates	(77,526)	(390)	(77,916)
Balance at December 31, 2010	$1,799,314	$17,130	$1,816,444
Additions	229,914	604	230,518
Borrowing costs capitalized	5,286	-	5,286
Changes in estimate for asset retirement obligations	2,569	-	2,569
Depletion and depreciation	(107,366)	(2,072)	(109,438)
Effect of movements in exchange rates	48,256	123	48,379
Balance at June 30, 2011	$1,977,973	$15,785	$1,993,758

Cost	$1,604,615	$15,150	$1,619,765
Accumulated depletion and depreciation	-	(9,198)	(9,198)
Net book value as at January 1, 2010	$1,604,615	$5,952	$1,610,567

Cost	$1,981,855	$27,986	$2,009,841
Accumulated depletion and depreciation	(182,541)	(10,856)	(193,397)
Net book value as at December 31, 2010	$1,799,314	$17,130	$1,816,444

Cost	$2,267,572	$29,696	$2,297,268
Accumulated depletion and depreciation	(289,599)	(13,911)	(303,510)
Net book value as at June 30, 2011	$1,977,973	$15,785	$1,993,758

Depletion and depreciation rates
PNG properties and equipment (unit of production method)
Furniture and equipment (declining balance at rates of 5% to 25%)

During the six month period ended June 30, 2011, Vermilion capitalized $1.2 million (for the year ended December 31, 2010 - $1.3 million) of overhead costs directly attributable to PNG activities.

At March 31, 2011 and December 31, 2010, Vermilion performed an assessment as to whether any CGU had indicators of impairment. Based on the calculations and analysis performed, the estimated fair value less cost to sell or the value in use calculated using a discount rate of 8% exceeded the carrying values of Vermilion’s PNG properties and equipment at March 31, 2011 and December 31, 2010 and therefore, the carrying values are not impaired.

Vermilion did not identify indicators of impairment for any CGU’s in the period ended June 30, 2011 and therefore has not performed impairment testing calculations.

The benchmark prices used in the December 31, 2010 calculations are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia	Ireland
2011	$49.36	$81.01	$61.21	$90.31	$-
2012	$52.72	$81.21	$58.36	$90.05	$-
2013	$55.48	$81.89	$56.92	$90.31	$57.13
2014	$58.52	$85.39	$58.21	$92.35	$58.36
2015	$60.86	$88.21	$60.25	$95.58	$60.32
2016	$62.77	$90.34	$61.78	$98.01	$61.79
2017	$64.85	$92.73	$63.52	$100.78	$63.47
2018	$66.85	$94.95	$65.11	$103.31	$65.00
2019	$69.28	$97.36	$66.86	$106.07	$66.68
2020	$71.55	$99.28	$68.22	$108.23	$67.99
Average increase thereafter	2.0%	2.0%	2.0%	2.0%	2.0%

5. INTANGIBLE ASSETS

Exploration and Evaluation Assets
Balance at January 1, 2010	$-
Additions	18,537
Depletion and depreciation	(927)
Effect of movements in exchange rates	(453)
Balance at December 31, 2010	$17,157
Additions	11,331
Depletion and depreciation	(1,859)
Effect of movements in exchange rates	904
Balance at June 30, 2011	$27,533

Cost	$18,060
Accumulated depletion and depreciation	(903)
Net book value as at December 31, 2010	$17,157

Cost	$30,397
Accumulated depletion and depreciation	(2,864)
Net book value as at June 30, 2011	$27,533

Goodwill
Balance at January 1, 2010	$19,840
Goodwill impairment	(19,840)
Balance at December 31, 2010	$-

Exploration and Evaluation Assets

E&E assets are held at cost less accumulated depletion and impairment losses. Depletion is only recognized if the costs are attributable to a project which was determined to not contain economic reserves. When depleted the useful life used is between one to five years and is assessed based upon the prospect or area and is recognized within depletion and depreciation expense in the consolidated statements of net earnings and comprehensive income (loss).

Goodwill

The goodwill as at January 1, 2010 resulting from a previous business combination was written off during the year ended December 31, 2010 as a result of declines in Canadian natural gas prices.

6. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim Vermilion’s net interest in all wells and facilities. Vermilion has estimated the net present value of its asset retirement obligations to be $277.8 million as at June 30, 2011 (December 31, 2010 - $267.4 million) based on a total undiscounted future liability after inflation adjustment of $987.9 million (December 31, 2010 - $967.5 million). These payments are expected to be made over the next 46 years with the majority of the costs being incurred between 2011 and 2041. Vermilion calculated the present value of the obligations using discount rates between 7.4% and 9.1% (2010 - between 7.4% and 9.4%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. Inflation rates used in determining the cash flow estimates were between 1.4% and 2.6%.

The following table reconciles the change in Vermilion’s asset retirement obligations:

Asset Retirement Obligations
Balance at January 1, 2010	$224,005
Additional obligations recognized	851
Changes in estimates for existing obligations	39,352
Obligations settled	(6,861)
Accretion	17,903
Changes in discount rates	3,418
Movements in exchange rates	(11,279)
Balance at December 31, 2010	$267,389
Additional obligations recognized	2,636
Changes in estimates for existing obligations	5,694
Obligations settled	(11,243)
Accretion	10,718
Changes in discount rates	(5,761)
Movements in exchange rates	8,381
Balance at June 30, 2011	$277,814

At least once per year, Vermilion reviews its estimates of the expected costs to reclaim the net interest in its wells and facilities. Accordingly, Vermilion adjusted its asset retirement obligations to reflect these revised estimates and the resulting change is categorized as changes in estimates for existing obligations in the table above. The changes in estimates for the year ended December 31, 2010 related primarily to the Netherlands operations and resulted from the availability of better data associated with the abandonment obligations.

Vermilion had previously established a reclamation fund to provide for the ultimate payout of the environmental and site restoration costs on its asset base. After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations and in July 2010, the reclamation fund assets were liquidated.

7. AMOUNT DUE PURSUANT TO ACQUISITION

On July 30, 2009, Vermilion completed the acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland. Pursuant to the terms of the acquisition agreement, Vermilion will make an additional future payment to the vendor of US $135 million based on the current estimate as to when first commercial gas will be achieved. To reflect the future payment due to the vendor, Vermilion has recognized a non-current liability which was determined by discounting the expected future payment of US $135 million. The discount rate used to present value this obligation was 8%, which is Vermilion’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets.

8. LONG-TERM DEBT

Revolving Credit Facility

At June 30, 2011, Vermilion had in place a bank credit facility totalling $800 million. The facility, which matures in May 2014, is fully revolving up to maturity. The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility is repayable on the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins.

The credit facilities are secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the revolving credit facility, Vermilion must maintain a ratio of total bank borrowings less certain debts related to Corrib (defined as Consolidated Total Debt), to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0. In addition, Vermilion must maintain a ratio of consolidated total senior debt to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. Consolidated total senior debt is defined as Consolidated Total Debt excluding unsecured and subordinated debt.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

	June 30, 2011	December 31, 2010	January 1, 2010
Revolving credit facility	$147,017	$302,558	$159,723
Senior unsecured notes	$220,906	$-	$-
Total long-term debt	$367,923	$302,558	$159,723

9. SHAREHOLDERS’ CAPITAL

As a result of the conversion from an income trust to a corporation on September 1, 2010, (see Note 1), all of the outstanding units of the Vermilion Energy Trust were exchanged on a one-for-one basis for common shares of Vermilion Energy Inc. Exchangeable shares of Vermilion Resources Ltd., a wholly owned subsidiary of Vermilion Energy Trust, were converted to common shares of Vermilion Energy Inc. at the prevailing exchange ratio of 1.89344.

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Unitholders’ Capital	Number of Units	Amount
Balance as at January 1, 2010	79,523,028	$711,667
Distribution reinvestment plan	718,424	23,186
Issued on conversion of exchangeable shares (Note 10)	4,547	135
Vesting of equity based compensation awards	668,986	23,149
Trust units issued for bonus plan	28,624	1,008
Trust units exchanged pursuant to corporate conversion	(80,943,609)	(759,145)
Balance as at August 31, 2010	-	$-

Shareholders’ Capital	Number of Shares	Amount
Balance as at August 31, 2010	-	$-
Issuance of common shares for trust units pursuant to corporate conversion	80,943,609	759,145
Issuance of common shares for exchangeable shares pursuant to corporate conversion (Note 10)	7,586,546	248,986
Dividend reinvestment plan	468,087	17,639
Balance as at December 31, 2010	88,998,242	$1,025,770
Vesting of equity based compensation awards	605,560	22,050
Share-settled dividends on vested equity based awards	113,919	5,555
Dividend reinvestment plan	587,990	27,060
Shares issued for bonus plan	15,851	786
Balance as at June 30, 2011	90,321,562	$1,081,221

Dividends and Distributions

Cash dividends declared to shareholders for the three and six month periods ended June 30, 2011 were $51.4 million and $102.4 million, respectively (three and six month periods ended June 30, 2010, distribution to unitholders of $46.0 million and $91.5 million, respectively). Dividends are determined by the Board of Directors and are paid monthly. Vermilion has a dividend reinvestment plan which allows eligible holders of common shares to purchase additional common shares at a 5% discount to market by reinvesting their cash dividends. Subsequent to the end of the period and prior to the financial statements being authorized for issue on August 3, 2011, Vermilion declared dividends of $17.2 million or $0.19 per share.

Prior to Corporate Conversion

Prior to the corporate conversion which occurred on September 1, 2010, Vermilion’s outstanding equity instruments consisted of publically traded trust units. Pursuant to applicable legislation, those trust units included a redemption feature which required Vermilion to assess the appropriate presentation of those units under IFRS.

In general, IFRS requires that financial instruments which include a redemption feature making the instruments puttable be presented as a liability rather than as equity. However, an exception to that requirement is available if the financial instrument meets certain criteria. Vermilion determined that its trust units met the requirements for this exception and accordingly the trust units are presented as equity for the periods prior to the corporate conversion.

The trust units were redeemable at the option of the trust unit holders. The redemption price was calculated as the lower of the closing price on the day the units were tendered for redemption and 90% of the market price of the units for the ten days after redemption. The Trust had no redemptions for the period for which the trust units were outstanding.

Subsequent to Corporate Conversion

On September 1, 2010 Vermilion issued common shares in exchange for the outstanding trust units and exchangeable shares (Note 10). The conversion of the trust units was accounted for as an exchange of equity instruments at carrying value. The exchange of exchangeable shares for common shares was accounted for as an extinguishment of the liability associated with exchangeable shares at the redemption value measured on the date of the exchange.

10. LIABILITY ASSOCIATED WITH EXCHANGEABLE SHARES

Since 2003 and up to and including September 1, 2010 Vermilion had a number of exchangeable shares outstanding. These shares did not meet the definition of an equity instrument in accordance with IAS 32 “Financial Instruments: Presentation” and accordingly, were classified as financial liabilities. The exchangeable shares were recorded upon transition to IFRS at redemption value and subsequent to transition were remeasured at each balance sheet date to reflect the change in redemption value. The resulting change from carrying value to redemption value was recorded at transition and at each reporting period to retained earnings and earnings respectively. All dividends attributable to exchangeable shareholders were recorded within remeasurement (gain) loss on liability associated with exchangeable shares in the reporting period for which the dividends were declared.

As a result of the corporate conversion (see Note 1), Vermilion issued 7,586,546 common shares in exchange for all remaining 4,006,753 exchangeable shares based on an exchange ratio of 1.89344. Prior to the corporate conversion, 4,547 units were issued on conversion of 2,500 exchangeable shares. There were no exchangeable shares outstanding following the conversion.

The following table summarizes the changes in the liability associated with exchangeable shares:

Liability Associated with Exchangeable Shares	Number of Exchangeable Shares	Amount
Balance as at January 1, 2010	4,009,253	$217,992
Exchanged for trust units	(2,500)	(135)
Remeasurement loss on liability associated with exchangeable shares	-	31,129
Extinguishment of exchangeable share liability pursuant to corporate conversion	(4,006,753)	(248,986)
Balance as at December 31, 2010	-	$-

11. EQUITY BASED COMPENSATION PLANS

Trust Unit Award Incentive Plan

Prior to corporate conversion on September 1, 2010, Vermilion established and issued unvested trust units under the Trust Unit Award Incentive Plan (the “TAP Plan”). The plan which was established in 2005, allowed for the issuance of unvested trust units of the Trust to directors, officers and employees of the Trust and its Affiliates.

Upon vesting, the grantee received unrestricted trust units of the Trust, adjusted for cumulative dividends during the vesting period. The number of trust units issued upon vesting was dependent upon the performance of the Trust compared to its peers based on a performance factor that ranged from zero to two times the number of awards originally granted. Original awards to new employees vested in equal tranches over three years and subsequent grants vested after three years.

As the award holders were entitled to receive trust units which under IFRS were considered puttable financial instruments, the awards were classified as liability based awards. The fair value of awards was estimated at each reporting period using a Monte Carlo simulation and the fair market value of the trust units as at the reporting date. Volatility was determined using historical market data for Vermilion and its peers. The resulting remeasurements of the liability were recorded as equity based compensation expense.

Vermilion Incentive Plan

The Vermilion Incentive Plan (the “VIP Plan”), replaced the TAP Plan as part of the corporate conversion on September 1, 2010 whereby all TAP Plan awards were exchanged on a one-for-one basis for VIP Plan awards. At vesting, the ultimate number of unrestricted shares received by the grantee under the VIP plan is adjusted for the cumulative dividends which notionally accrue to the awards during the vesting period and the resulting total is multiplied by a performance factor which ranges from zero to two times the number of awards originally granted.

The performance factor is determined by the Board of Directors after consideration of a number of key corporate performance measures including, but not limited to, shareholder return, capital efficiency metrics, production and reserves growth as well as safety performance. The total expense recognized over the vesting period for a VIP Plan award is based on the fair value of the unvested share at the date of grant adjusted for the performance factor ultimately achieved.

As a result of the corporate conversion, Vermilion’s equity based compensation plan awards are now settled in non-redeemable common shares resulting in equity settled accounting under IFRS. Accordingly, at the date of conversion, the fair value of the vested portion of outstanding awards was reclassified from equity based compensation liability to contributed surplus.

The following table summarizes the number of awards outstanding under the TAP Plan and the VIP Plan. The table does not reflect the exchange of TAP plan awards for VIP plan awards as the exchange was completed on a one-for-one basis.

Number of Awards	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Opening balance	1,683,776	1,417,314
Granted	495,230	845,199
Vested	(432,265)	(447,714)
Forfeited	(50,371)	(131,023)
Closing balance	1,696,370	1,683,776

Equity based compensation expense of $6.7 million and $14.1 million was recorded during the three and six month periods ended June 30, 2011 (2010 - $4.5 million and $15.8 million) related to the VIP Plan and TAP Plan awards.

12. PER SHARE OR UNIT AMOUNTS

Basic and diluted net earnings per share or unit have been determined based on the following:

	Three Months Ended		Six Months Ended
($M except share amounts)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net earnings	$81,429	$49,811	$108,622	$41,628
Basic weighted average shares or units outstanding	90,134,881	80,601,384	89,682,179	80,158,188
Dilutive impact of equity based or trust unit award plans	1,378,691	850,225	1,220,199	-
Dilutive impact of trust units issuable on conversion of exchangeable shares	-	7,460,148	-	-
Diluted weighted average shares or units outstanding	91,513,572	88,911,757	90,902,378	80,158,188

Basic net earnings per share or unit has been calculated based on net earnings divided by the basic weighted average shares or units outstanding. For the six months ended June 30, 2010 the exchangeable shares and the unit based compensation awards were anti-dilutive and accordingly they were excluded from the number of units outstanding for the calculation of diluted earnings per unit.

13. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production in accordance with the Company’s expected requirements. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes Vermilion’s outstanding financial derivative positions as at June 30, 2011.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.20
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.25
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
July 2011 to December 2011	US $1.00/bbl	2,400	$ 77.25 - $ 98.50
Collar - BRENT
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.75 - $ 96.00
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.50 - $ 96.00
January 2011 to December 2011	US $0.00/bbl	750	$ 77.00 - $ 95.40
January 2011 to December 2011	US $1.00/bbl	750	$ 78.00 - $ 98.10
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.05
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $105.60
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $104.80
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $106.10
January 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $113.40
January 2012 to December 2012	US $1.00/bbl	500	$ 82.00 - $115.50
January 2012 to December 2012	US $1.00/bbl	500	$ 82.00 - $130.75
July 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $126.55
July 2012 to December 2012	US $1.00/bbl	1,000	$ 82.00 - $126.05
Call Spread - BRENT
January 2011 to December 2011	US $6.08/bbl[1]	960	$ 65.00 - $ 85.00
January 2011 to December 2011	US $5.15/bbl[1]	600	$ 65.00 - $ 85.00
Put - BRENT
January 2012 to December 2012	US $4.46/bbl	600	$ 83.00
January 2012 to December 2012	US $4.90/bbl	600	$ 83.00
January 2012 to December 2012	US $4.49/bbl	600	$ 83.00
January 2012 to December 2012	US $4.39/bbl	600	$ 83.00
January 2012 to December 2012	US $3.65/bbl	500	$ 83.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
Swap - AECO
January 2011 to October 2011	$0.00/GJ	700	$5.13
Collar - AECO
July 2011 to October 2011	$0.00/GJ	2,000	$ 3.50 - $ 3.91
Risk Management: Foreign Exchange	Notional Principal ($US) / Month		Fixed rate ($CDN / $US)
US Dollar Forward Sale
January 2011 to December 2011		$750,000	$1.07
January 2011 to December 2011		$750,000	$1.07

1 The funded amounts for these instruments were paid in a prior period.

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	June 30, 2011	December 31, 2010
Fair value of contracts, beginning of period	$(9,109)	$5,006
Reversal of opening unrealized loss (gain) on contracts settled during the period	4,317	(2,070)
Realized (loss) gain on contracts settled during the period	(14,392)	7,196
Unrealized loss during the period on contracts outstanding at the end of the period	(24,839)	(12,045)
Net payment to (receipt from) counterparties on contract settlements during the period	14,392	(7,196)
Fair value of contracts, end of period	$(29,631)	$(9,109)
Comprised of:
Current derivative asset	$7,408	$10,249
Current derivative liability	(30,613)	(12,143)
Non-current derivative asset	-	942
Non-current derivative liability	(6,426)	(8,157)
Fair value of contracts, end of period	$(29,631)	$(9,109)

The loss (gain) on derivative instruments for the periods is comprised of the following:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Realized loss (gain) on contracts settled during the period	$10,437	$(2,907)	$14,392	$(2,660)
Reversal of opening unrealized (loss) gain on contracts settled during the period	(1,950)	2,914	(4,317)	2,861
Unrealized loss (gain) during the period on contracts outstanding at the end of the period	(24,491)	(9,240)	24,839	(13,520)
Loss (gain) on derivative instruments	$(16,004)	$(9,233)	$34,914	$(13,319)

14. CASH FLOW INFORMATION

The following details the changes in non-cash working capital:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Changes in:
Accounts receivable	$19,132	$29,674	$(3,093)	$23,844
Crude oil inventory	2,596	(997)	(68)	(1,212)
Prepaid expenses and other	(1,822)	(3,334)	1,100	(1,478)
Accounts payable and accrued liabilities and income taxes payable	(108,500)	(23,026)	(27,291)	(23,937)
Movements in exchange rates	(2,129)	4,358	(5,588)	6,628
Changes in non-cash working capital	$(90,723)	$6,675	$(34,940)	$3,845
Changes in non-cash operating working capital	$(47,757)	$18,547	$(21,294)	$21,889
Changes in non-cash investing working capital	(42,966)	(11,872)	(13,646)	(18,044)
Changes in non-cash working capital	$(90,723)	$6,675	$(34,940)	$3,845

15. SEGMENTED INFORMATION

Vermilion has operations principally in Canada, France, the Netherlands, Australia and Ireland. Vermilion’s entire operating activities are related to exploration, development and production of PNG. As each of the operating activities is undertaken in each of the countries in which Vermilion operates the following segment information has been prepared by segregating the results into the geographic areas in which Vermilion operates. The segregation by country is consistent with how the financial performance of the business is measured internally by Vermilion’s chief operating decision maker.

All amounts below include transactions between segments which are recorded at fair value at the date of recognition.

Three months ended June 30, 2011
	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	$1,041,809	$550,407	$126,524	$262,188	$474,245	$2,455,173
Drilling and development of petroleum and natural gas properties	$33,415	$15,645	$5,598	$4,473	$16,453	$75,584
Exploration and evaluation of petroleum and natural gas properties	$7,760	$1,990	$-	$-	$-	$9,750

Operating Income (Loss) By Country
Oil and gas sales to external customers	$61,110	$82,664	$29,426	$105,097	$-	$278,297
Royalties	(7,778)	(4,762)	-	-	-	(12,540)
Revenue from external customers	53,332	77,902	29,426	105,097	-	265,757
Realized (loss) on derivative instruments	(710)	(4,617)	-	(5,110)	-	(10,437)
Transportation	(1,471)	(2,225)	-	-	(2,270)	(5,966)
Operating expense	(13,448)	(11,536)	(3,954)	(11,797)	-	(40,735)
Operating income (loss)	$37,703	$59,524	$25,472	$88,190	$(2,270)	$208,619

	Canada	France	Netherlands	Australia	Ireland	Total
Corporate income taxes	$495	$18,548	$6,390	$10,235	$-	$35,668
Petroleum Resource Rent Tax	-	-	-	35,960	-	35,960
Current income taxes	$495	$18,548	$6,390	$46,195	$-	$71,628

Three months ended June 30, 2010
	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	$891,766	$490,305	$88,192	$225,676	$355,112	$2,051,051
Drilling and development of petroleum and natural gas properties	$56,826	$8,885	$1,711	$12,796	$13,995	$94,213
Exploration and evaluation of petroleum and natural gas properties	$-	$-	$-	$-	$5,645	$5,645

Operating Income (Loss) By Country
Oil and gas sales to external customers	$44,008	$61,442	$17,948	$46,147	$-	$169,545
Royalties	(5,477)	(4,066)	-	-	-	(9,543)
Revenue from external customers	38,531	57,376	17,948	46,147	-	160,002
Realized gain on derivative instruments	2,028	879	-	-	-	2,907
Transportation	(1,647)	(2,837)	-	-	(2,417)	(6,901)
Operating expense	(9,004)	(10,321)	(3,598)	(9,708)	-	(32,631)
Operating income (loss)	$29,908	$45,097	$14,350	$36,439	$(2,417)	$123,377

	Canada	France	Netherlands	Australia	Ireland	Total
Corporate income taxes	$328	$9,654	$2,107	$5,951	$-	$18,040
Petroleum Resource Rent Tax	-	-	-	3,619	-	3,619
Current income taxes	$328	$9,654	$2,107	$9,570	$-	$21,659
Six months ended June 30, 2011
	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development of petroleum and natural gas properties	$115,452	$32,494	$11,136	$6,899	$26,436	$192,417
Exploration and evaluation of petroleum and natural gas properties	$7,760	$3,571	$-	$-	$-	$11,331

Operating Income (Loss) By Country
Oil and gas sales to external customers	$115,609	$160,538	$52,591	$179,299	$-	$508,037
Royalties	(16,453)	(9,294)	-	-	-	(25,747)
Revenue from external customers	99,156	151,244	52,591	179,299	-	482,290
Realized (loss) on derivative instruments	(1,021)	(6,145)	-	(7,226)	-	(14,392)
Transportation	(2,986)	(4,596)	-	-	(4,468)	(12,050)
Operating expense	(26,030)	(21,260)	(8,355)	(22,938)	-	(78,583)
Operating income (loss)	$69,119	$119,243	$44,236	$149,135	$(4,468)	$377,265

	Canada	France	Netherlands	Australia	Ireland	Total
Corporate income taxes	$824	$34,530	$9,147	$17,473	$-	$61,974
Petroleum Resource Rent Tax	-	-	-	59,253	-	59,253
Current income taxes	$824	$34,530	$9,147	$76,726	$-	$121,227

Six months ended June 30, 2010
	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development of petroleum and natural gas properties	$143,561	$20,869	$5,120	$14,691	$29,868	$214,109
Exploration and evaluation of petroleum and natural gas properties	$-	$-	$-	$-	$5,645	$5,645

Operating Income (Loss) By Country
Oil and gas sales to external customers	$91,937	$117,711	$30,250	$99,228	$-	$339,126
Royalties	(14,844)	(7,846)	-	-	-	(22,690)
Revenue from external customers	77,093	109,865	30,250	99,228	-	316,436
Realized gain on derivative instruments	1,831	829	-	-	-	2,660
Transportation	(3,188)	(5,580)	-	-	(5,082)	(13,850)
Operating expense	(18,826)	(21,176)	(7,864)	(21,100)		(68,966)
Operating income (loss)	$56,910	$83,938	$22,386	$78,128	$(5,082)	$236,280

	Canada	France	Netherlands	Australia	Ireland	Total
Corporate income taxes	$501	$14,186	$3,328	$9,998	$-	$28,013
Petroleum Resource Rent Tax	-	-	-	18,569	-	18,569
Current income taxes	$501	$14,186	$3,328	$28,567	$-	$46,582

Reconciliation of operating income to net earnings

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Operating income	$208,619	$123,377	$377,265	$236,280
Equity based compensation	(6,682)	(4,527)	(14,908)	(16,800)
Unrealized gain (loss) on derivative instruments	26,441	6,326	(20,522)	10,659
Interest expense	(6,569)	(3,696)	(11,943)	(6,729)
General and administration	(11,348)	(9,621)	(23,455)	(19,774)
Foreign exchange gain (loss)	2,370	(12,012)	15,654	(34,340)
Other expense	(804)	(2,871)	(1,156)	(4,405)
Accretion	(4,403)	(4,328)	(10,718)	(8,847)
Depletion and depreciation	(59,583)	(40,945)	(111,297)	(80,159)
Earnings before income taxes and other item	148,041	51,703	198,920	75,885
Income taxes	(66,612)	(12,674)	(90,298)	(26,666)
Remeasurement gain (loss) on liability associated with exchangeable shares	-	10,782	-	(7,591)
Net earnings	$81,429	$49,811	$108,622	$41,628

Vermilion has two major customers included in the above results within the France and Netherlands segments. Included in the France segment results are sales of $58.1 million and $111.9 million for the three and six months ended June 30, 2011 (2010 - $45.2 and $82.3 million, respectively). Included in the Netherlands segment results are sales of $29.4 million and $52.6 million for the three and six months ended June 30, 2011 (2010 - $17.9 million and $30.3 million, respectively).

16. COMMITMENTS

Vermilion had the following future commitments associated with its operating leases as at June 30, 2011:

	2011	2012	2013	2014	2015	Thereafter	Total
Payments by period	$2,932	$6,845	$6,845	$6,845	$6,845	$45,521	$75,833

In addition, Vermilion has various other commitments associated with its business operations, none of which, in management’s view, are significant in relation to Vermilion’s financial position.

17. COMPONENTS OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at June 30, 2011 and December 31, 2010 was comprised solely of monies on deposit with banks.

18. CAPITAL DISCLOSURES

In managing capital, Vermilion reviews whether fund flows from operations (a non-GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled), is sufficient to pay for all capital expenditures, dividends and abandonment and reclamation expenditures. To the extent that the forecasted fund flows from operations is not expected to be sufficient in relation to these expenditures, Vermilion will evaluate its ability to finance any excess with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

As a part of the management of capital which Vermilion defines as net debt and shareholders’ capital, Vermilion monitors the ratio of net debt (a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital) to fund flows from operations.

Vermilion typically strives to maintain a ratio of net debt to fund flows from operations near 1.0. In a commodity price environment where prices trend higher, Vermilion may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher. At times, Vermilion will use its balance sheet to finance acquisitions and, in these situations, Vermilion is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity and the utilization of excess fund flows from operations to reduce outstanding indebtedness.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Long-term debt	$367,923	$229,588	$367,923	$229,588
Current liabilities	332,364	193,668	332,364	193,668
Current assets	(265,738)	(240,470)	(265,738)	(240,470)
Net debt [1]	$434,549	$182,786	$434,549	$182,786
Cash flows from operating activities	$61,930	$107,279	$188,547	$187,516
Changes in non-cash operating working capital	47,757	(18,547)	21,294	(21,889)
Asset retirement obligations settled	9,612	812	11,243	812
Fund flows from operations	$119,299	$89,544	$221,084	166,439
Annualized fund flows from operation [2]	$477,196	$358,176	$442,168	332,878
Ratio of net debt to fund flows from operations ([1] ÷ [2])	0.9	0.5	1.0	0.5

For the 2011 periods presented, the ratio of net debt to fund flows from operations was 0.9 and 1.0, respectively. The increase in the ratio year over year reflects lower debt levels at June 30, 2010 resulting from the 2009 sale of Verenex Energy Inc. and an equity offering.

In relation to its long-term debt, Vermilion is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, accretion and other certain non-cash items). During the periods covered by these consolidated financial statements, Vermilion continued to comply with this externally imposed capital requirement.

19. FINANCIAL INSTRUMENTS

The following table summarizes information relating to Vermilion’s financial instruments as at June 30, 2011 and December 31, 2010:

Classification of Financial Instruments

Class of Financial Instruments	Location on Consolidated Balance Sheet	Accounting Designation	Related Income or Expense Account on Statement of Net Earnings	As at June 30, 2011		As at December 31, 2010		Fair Value Measurement Hierarchy
				Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	Cash and cash equivalents	HFT-B	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$76,295	$76,295	$145,623	$145,623	Level 1
Short-term investments	Short-term investments	HFT-A	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$11,322	$11,322	$15,132	$15,132	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain). Impairments are recognized as general and administration expense	$150,422	$150,422	$147,329	$147,329	Not applicable
Derivative assets	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$7,408	$7,408	$11,191	$11,191	Level 2
Derivative liabilities	Derivative instruments	HFT-B	Loss (gain) on derivative instruments	$(37,039)	$(37,039)	$(20,300)	$(20,300)	Level 2
Portfolio investments	Long-term investments	HFT-A	Other income or expense	$1,705	$1,705	$3,108	$3,108	Level 1
Payables	Accounts payable and accrued liabilities. Dividends or distributions payable	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	$(228,582)	$(228,582)	$(269,229)	$(269,229)	Not applicable
Long-term debt	Long-term debt	OTH	Interest	$(367,923)	$(379,959)	$(302,558)	$(302,558)	Level 1
Long-term debt	Amount due pursuant to acquisition	OTH	None	$(116,083)	$(116,083)	$(114,349)	$(114,349)	Not applicable

Accounting designations used in the above table:

HFT-A – Designated by Vermilion as “Held for trading” upon initial recognition. Financial assets and liabilities designated as “Held for trading” are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings. The designation as held for trading for these instruments is appropriate as this is consistent with Vermilion’s risk management policies and investment strategies.

HFT-B – Classified as “Held for trading” in accordance with International Accounting Standard 39 “Financial Instruments: Recognition and Measurement”. As with HFT-A instruments, these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method. Foreign exchange gains and losses are recognized in net earnings.

Level 1 – Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 – Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement. Fair values for derivative assets and derivative liabilities are determined using option pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk. Fair values for portfolio investments are determined by reference to published price quotations in active markets. The carrying value of receivables and payables approximate their fair value due to their short maturities. The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest. The amount due pursuant to acquisition was determined by calculating the expected value of the future payment due to the vendor based on management’s best estimates associated with the timing of first commercial gas and discounting the resulting amount. The discount rate which would be used to present value this obligation as at June 30, 2011 would not differ significantly from the discount rate originally used. The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:

Vermilion extends credit to customers and may, from time-to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security. Cash held on behalf of the Company by financial institutions is also subject to credit risk related to the credit profile of those institutions.

Currency risk:

Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables and derivative assets and liabilities. The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Commodity price risk:

Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Equity price risk:

At June 30, 2011, Vermilion held portfolio investments in equity securities with a fair value of $1.7 million (December 31, 2010 - $3.1 million). The fair value of these instruments is exposed to changes in the prices of the underlying equities.

Interest rate risk:

Vermilion’s debt is comprised of short-term bankers acceptances that bear interest at market rates and senior unsecured notes with a fixed interest rate. Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The nature of these risks and Vermilion’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at June 30, 2011 Vermilion’s maximum exposure to receivable credit risk was $157.8 million (December 31, 2010 - $158.5 million) which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, Vermilion has satisfactorily reviewed the counterparty for creditworthiness.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities as at June 30, 2011 and December 31, 2010:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
June 30, 2011	79,255	135,979	13,348	498,104
December 31, 2010	88,296	163,110	17,823	438,371

Vermilion’s derivative financial liabilities settle on a monthly basis.

Market risk:

Vermilion is exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions. The following table summarizes what the impact on net earnings before tax would be for the six month periods ended June 30, 2011 and 2010 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the respective balance sheet dates. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Six months ended June 30, 2011:

Risk	Description of change in risk variable	Before tax effect on comprehensive income increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on June 30, 2011	$(1,837)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on June 30, 2011	$1,837
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2011	$2,642
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2011	$(2,642)
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2011	$(334)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2011	$334
Commodity price risk	Increase in relevant oil reference price at June 30, 2011 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$(11,892)
	Decrease in relevant oil reference price at June 30, 2011 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$11,141

Six months ended June 30, 2010:

Risk	Description of change in risk variable	Before tax effect on comprehensive income increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on June 30, 2010	$(587)
	Decrease in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on June 30, 2010	$1,174
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2010	$2,308
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2010	$(2,308)
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2010	$(1,053)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2010	$1,053
Commodity price risk	Increase in relevant oil reference price at June 30, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$(4,562)
	Decrease in relevant oil reference price at June 30, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions	$6,214

Reasonably possible changes in interest rates and natural gas prices would not have had a material impact on comprehensive income for the periods ended June 30, 2011 or 2010.

20. TRANSITION TO IFRS

For all periods up to and including the year ended December 31, 2010, Vermilion prepared its financial statements in accordance with Generally Accepted Accounting Principles as issued by the Canadian Accounting Standards Board (“Previous GAAP”). The condensed consolidated financial statements for the interim period ended June 30, 2011 are the second financial statements presented under IFRS. IFRS 1 “First-time Adoption of International Financial Reporting Standards” requires an entity to issue an explicit and unreserved statement of compliance with its first annual financial statements prepared under IFRS. Vermilion will issue a statement of compliance in its 2011 annual financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which Vermilion began applying IFRS was January 1, 2010, its transition date. IFRS 1 requires that a first time adopter use the same accounting policies in its opening IFRS balance sheet and for all subsequent periods presented in its first IFRS financial statements. The adoption of IFRS includes full retrospective application of all IFRS standards which are effective at the end of its first IFRS reporting period, which for Vermilion will be for the year ended December 31, 2011. In order to facilitate an effective adoption of IFRS there are a number of discretionary exemptions as well as mandatory exceptions from retrospective application of a number of IFRS standards.

Exceptions to restatement under IFRS 1

Vermilion is subject to the following mandatory exceptions to restatement under IFRS.

1) Estimates

The estimates made under Previous GAAP are required to be applied to the balances in accordance with IFRS unless there is evidence that the estimates were in error or to reflect any adjustments made to accounting policies to comply with IFRS. The only significant change in estimate as at the date of transition related to the calculation of the present value of Vermilion’s asset retirement obligations, which resulted from differing requirements between Previous GAAP and IFRS.

2) Derecognition of financial instruments

A first-time adopter shall apply the requirements within IAS 39 “Financial Instruments” prospectively from the transition date unless it chooses to apply the derecognition guidance retrospectively from a date of its election. Vermilion has elected to apply derecognition of financial instruments prospectively from the transition date. Based on the election there were no significant adjustments required as a result of derecognition.

3) Non-controlling interests

At the date of transition, IFRS prescribes that certain requirements of IAS 27 “Consolidated and Separate Financial Statements” be applied prospectively. As Vermilion had no outstanding instruments which were accounted for as a non-controlling interest there was no impact of this exception under IFRS.

Exemptions from restatement

1) Business combinations

A first-time adopter may elect to not apply IFRS 3 “Business Combinations” retrospectively to past business combinations. Vermilion is electing to not apply IFRS 3 retrospectively to business combinations that occurred prior to the transition date. The exemption for past business combinations also applies to past acquisitions of investments in associates and of interests in joint ventures. Furthermore, the date selected for transition applies equally for all such acquisitions. As such, Vermilion is electing not to apply IFRS 3 to past investments in associates and joint ventures prior to the transition date.

2) Foreign currency translation

A first-time adopter may elect to not retrospectively apply IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Under this exemption the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition, and any resulting gains or losses on a subsequent disposal of a foreign operation will then exclude translation differences that arose before the date of transition to IFRS and include only translation differences arising subsequent to the transition date. Vermilion has elected to utilize the exemption pertaining to the cumulative translation differences and as a result there is a nil balance in cumulative translation adjustments upon the date of transition to IFRS.

3) Oil & gas deemed cost exemption

Under Previous GAAP, exploration and development costs for oil and gas properties in the development or production phases are accounted for in cost centres that include all properties in a country. A first-time adopter using full cost accounting may elect to measure oil and gas assets at the date of transition to IFRS on the following basis:

a) E&E assets at the amount determined under the entity's previous GAAP; and

b) Assets in the development or production phases at the amount determined for the cost centre under the entity's previous GAAP. The entity shall allocate this amount to the cost centre's underlying assets pro rata using reserve volumes or reserve values as of that date.

In addition, the entity shall test E&E assets and assets in the development and production phases for impairment at the date of transition to IFRS in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources” or IAS 36 “Impairment of Assets”, respectively and, if necessary, reduce the amount determined in accordance with (a) or (b) above. Oil and gas assets comprise only those assets used in the exploration, evaluation, development or production of oil and gas.

Vermilion elected to measure oil and gas assets using the exemption permitted by IFRS 1 and therefore allocated the development and production phase assets based on reserve values as at the transition date. There was no impairment as at the transition date.

4) Asset retirement obligations

A first-time adopter that utilizes the oil and gas deemed cost exemption above shall measure asset retirement obligations at the transition date in accordance with IAS 37 ”Provisions, Contingent Liabilities and Contingent Assets”. Any difference between the remeasured amount in accordance with IFRS and the carrying amount of those liabilities at the date of transition to IFRS determined under the entity's previous GAAP is recognized directly in retained earnings. The impact of the remeasurement of asset retirement obligations is disclosed in Note 21 (f).

5) Borrowing costs

A first-time adopter may apply the transitional provisions set out in IAS 23 “Borrowing Costs”, as revised in 2007. IAS 23 “Borrowing Costs” transitional provisions should be interpreted to be January 1, 2009 or the date of transition to IFRS, whichever is later. Vermilion elected to apply the transitional provisions set out in IAS 23 and elected the transition date to be its date of application of IAS 23. There was no impact pursuant to the application of this exemption.

6) Share-based payment transactions

A first-time adopter is encouraged, but not required, to apply IFRS 2 “Share-based Payments” to liability instruments that were granted after November 7, 2002 and vested or settled at the later of the date of transition to IFRS and January 1, 2005. Vermilion elected to apply IFRS 2 as at the transition date and applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at that date.

EFFECT OF TRANSITION ON THE CONSOLIDATED BALANCE SHEETS

		PREVIOUS GAAP	IFRS		PREVIOUS GAAP	IFRS
		As At June 30, 2010	Effect of Transition to IFRS	As At June 30, 2010	As At Dec 31, 2010	Effect of Transition to IFRS	As At Dec 31, 2010
ASSETS
Current
Cash and cash equivalents		$31,845	$-	$31,845	$145,623	$-	$145,623
Short term investments		82,044	-	82,044	15,132	-	15,132
Accounts receivable		93,207	-	93,207	147,329	-	147,329
Crude oil inventory		6,447	-	6,447	10,707	-	10,707
Derivative instruments		14,162	-	14,162	10,249	-	10,249
Prepaid expenses and other		12,765	-	12,765	11,157	-	11,157
Deferred taxes	a	-	-	-	2,902	(2,902)	-
		240,470	-	240,470	343,099	(2,902)	340,197
Derivative instruments		7,984	-	7,984	942	-	942
Deferred taxes	a	131,439	2,066	133,505	151,477	(3,528)	147,949
Long-term investments		2,922	-	2,922	3,108	-	3,108
Exploration and evaluation assets		-	5,356	5,356	-	17,157	17,157
Goodwill	j	19,840	-	19,840	51,589	(51,589)	-
Capital assets	b,e,f,j	1,726,449	(85,475)	1,640,974	2,031,501	(215,057)	1,816,444
		$2,129,104	$(78,053)	$2,051,051	$2,581,716	$(255,919)	$2,325,797
LIABILITIES
Current
Accounts payable and accrued liabilities	a	$153,185	$(3,371)	$149,814	$253,086	$(767)	$252,319
Dividends or distributions payable		15,341	-	15,341	16,910	-	16,910
Derivative instruments	i	-	2,265	2,265	12,143	-	12,143
Income taxes payable	a	22,519	3,729	26,248	58,795	767	59,562
Deferred taxes	a	2,846	(2,846)	-	-	-	-
		193,891	(223)	193,668	340,934	-	340,934
Derivative instruments	i	-	4,216	4,216	1,767	6,390	8,157
Long-term debt		229,588	-	229,588	302,558	-	302,558
Amount due pursuant to acquisition		117,420	-	117,420	114,349	-	114,349
Asset retirement obligations	f	227,418	(302)	227,116	274,560	(7,171)	267,389
Equity based compensation liability	d	-	22,950	22,950	-	-	-
Deferred taxes	a	191,409	37,942	229,351	246,982	(474)	246,508
		959,726	64,583	1,024,309	1,281,150	(1,255)	1,279,895
Liability associated with exchangeable shares	c	-	225,448	225,448	-	-	-
Non-controlling interest - exchangeable shares	c	108,695	(108,695)	-	-	-	-

SHAREHOLDERS’ EQUITY
Shareholders’ capital		-	-	-	1,045,930	(20,160)	1,025,770
Unitholders’ capital		751,326	1,466	752,792	-	-	-
Contributed surplus	d	21,043	(21,043)	-	39,841	885	40,726
Accumulated other comprehensive loss		-	(57,961)	(57,961)	-	(31,577)	(31,577)
Retained earnings		288,314	(181,851)	106,463	214,795	(203,812)	10,983
		1,060,683	(259,389)	801,294	1,300,566	(254,664)	1,045,902
		$2,129,104	$(78,053)	$2,051,051	$2,581,716	$(255,919)	$2,325,797

EFFECT OF TRANSITION ON THE CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME (LOSS)

		PREVIOUS GAAP	IFRS		PREVIOUS GAAP	IFRS		PREVIOUS GAAP	IFRS
		Three Months Ended June 30, 2010	Effect of Transition to IFRS	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Effect of Transition to IFRS	Six Months Ended June 30, 2010	Year Ended Dec 31, 2010	Effect of Transition to IFRS	Year Ended Dec 31, 2010
REVENUE
Petroleum and natural gas sales		$169,545	$-	169,545	$339,126	$-	$339,126	$727,805	$-	$727,805
Royalties	a	(13,162)	3,619	(9,543)	(41,259)	18,569	(22,690)	(83,509)	39,537	(43,972)
Petroleum and natural gas revenue		156,383	3,619	160,002	297,867	18,569	316,436	644,296	39,537	683,833
EXPENSES
Operating		32,631	-	32,631	68,966	-	68,966	144,595	-	144,595
Transportation		6,901	-	6,901	13,850	-	13,850	26,698	-	26,698
Equity based compensation	d	4,064	463	4,527	9,371	7,429	16,800	28,170	6,406	34,576
(Gain) loss on derivative instruments	i	(7,586)	(1,647)	(9,233)	(12,795)	(524)	(13,319)	3,906	3,013	6,919
Interest expense		3,696	-	3,696	6,729	-	6,729	13,370	-	13,370
General and administration		9,621	-	9,621	19,774	-	19,774	42,842	-	42,842
Foreign exchange (gain) loss	b	(9,863)	21,875	12,012	(29,508)	63,848	34,340	(26,132)	61,091	34,959
Other expense		2,871	-	2,871	4,405	-	4,405	2,469	-	2,469
Accretion	f	-	4,328	4,328	-	8,847	8,847	-	17,903	17,903
Depletion and depreciation	e	61,352	(20,407)	40,945	118,415	(38,256)	80,159	271,556	(87,936)	183,620
		$103,687	$4,612	108,299	$199,207	$41,344	$240,551	$507,474	$477	$507,951
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS		52,696	(993)	51,703	98,660	(22,775)	75,885	136,822	39,060	175,882

INCOME TAXES
Deferred	a	(13,423)	4,438	(8,985)	(23,823)	3,907	(19,916)	(55,383)	23,663	(31,720)
Current	a	18,040	3,619	21,659	28,013	18,569	46,582	72,701	39,537	112,238
		4,617	8,057	12,674	4,190	22,476	26,666	17,318	63,200	80,518
OTHER ITEMS
Goodwill impairment	j	-	-	-	-	-	-	-	19,840	19,840
Non-controlling interest - exchangeable shares	c	4,052	(4,052)	-	7,935	(7,935)	-	8,241	(8,241)	-
Remeasurement (gain) loss on liability associated with exchangeable shares	c	-	(10,782)	(10,782)	-	7,591	7,591	-	31,129	31,129
NET EARNINGS		44,027	5,784	49,811	86,535	(44,907)	41,628	111,263	(66,868)	44,395
Cumulative translation adjustments	b	-	(24,355)	(24,355)	-	(57,961)	(57,961)	-	(31,577)	(31,577)
TOTAL COMPREHENSIVE INCOME (LOSS)		$44,027	$(18,571)	25,456	$86,535	$(102,868)	$(16,333)	$111,263	$(98,445)	$12,818
NET EARNINGS (LOSS) PER SHARE OR UNIT
Basic		$0.55	$0.07	0.62	$1.08	$(0.56)	$0.52	$1.34	$(0.81)	$0.53
Diluted		$0.54	$(0.10)	0.44	$1.07	$(0.55)	$0.52	$1.32	$(0.79)	$0.53

EFFECT OF TRANSITION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

		PREVIOUS GAAP	IFRS		PREVIOUS GAAP	IFRS		PREVIOUS GAAP	IFRS
		Three Months Ended June 30, 2010	Effect of Transition to IFRS	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Effect of Transition to IFRS	Six Months Ended June 30, 2010	Year Ended Dec 31, 2010	Effect of Transition to IFRS	Year Ended Dec 31, 2010
OPERATING
Net earnings		$44,027	$5,784	$49,811	$86,535	$(44,907)	$41,628	$111,263	$(66,868)	$44,395
Adjustments:
Accretion	f	-	4,328	4,328	-	8,847	8,847	-	17,903	17,903
Depletion and depreciation	e	61,352	(20,407)	40,945	118,415	(38,256)	80,159	271,556	(87,936)	183,620
Change in unrealized gains and losses and accruals relating to derivative contracts	i	(3,814)	(2,512)	(6,326)	(7,805)	(2,854)	(10,659)	17,060	(2,945)	14,115
Equity based compensation	d	4,064	463	4,527	9,371	7,429	16,800	28,170	6,406	34,576
Unrealized foreign exchange (gain) loss	b	(8,727)	21,877	13,150	(26,273)	63,849	37,576	(20,509)	61,091	40,582
Goodwill impairment	j		-	-		-	-	-	19,840	19,840
Non-controlling interest exchangeable shares	c	4,052	(4,052)	-	7,935	(7,935)	-	8,241	(8,241)	-
Remeasurement (gain) loss on liability associated with exchangeable shares	c	-	(10,782)	(10,782)	-	7,591	7,591	-	31,129	31,129
Change in unrealized losses and accruals included in other expense relating to investments		2,876	-	2,876	4,413	-	4,413	3,089	-	3,089
Deferred taxes	a	(13,423)	4,438	(8,985)	(23,823)	3,907	(19,916)	(55,383)	23,663	(31,720)
		90,407	(863)	89,544	168,768	(2,329)	166,439	363,487	(5,958)	357,529
Asset retirement obligations settled		(812)	-	(812)	(812)	-	(812)	(6,861)	-	(6,861)
Changes in non-cash operating working capital		17,684	863	18,547	19,560	2,329	21,889	64,656	5,958	70,614
Cash flows from operating activities		107,279	-	107,279	187,516	-	187,516	421,282	-	421,282
INVESTING
Drilling and development of petroleum and natural gas properties		(99,858)	5,645	(94,213)	(219,754)	5,645	(214,109)	(432,182)	18,030	(414,152)
Exploration and evaluation of petroleum and natural gas properties		-	(5,645)	(5,645)	-	(5,645)	(5,645)	-	(18,030)	(18,030)
Acquisition of petroleum and natural gas properties	i	-	333	333	(2,897)	2,276	(621)	(6,655)	6,207	(448)
(Purchase) sale of short term investments		(4,150)	-	(4,150)	(4,070)	-	(4,070)	64,889	-	64,889
Withdrawals from the reclamation fund		812	-	812	812	-	812	812	-	812
Changes in non-cash investing working capital		(11,539)	(333)	(11,872)	(15,768)	(2,276)	(18,044)	14,073	(6,207)	7,866
Cash flows used in investing activities		(114,735)	-	(114,735)	(241,677)	-	(241,677)	(359,063)	-	(359,063)
FINANCING
Increase in long-term debt		25,001	-	25,001	70,000	-	70,000	142,700	-	142,700
Issue of common shares or trust units pursuant to the dividend or distribution reinvestment plan		9,453	-	9,453	16,833	-	16,833	40,824	-	40,824
Cash dividends		-	-	-	-	-	-	(65,977)	-	(65,977)
Cash distributions		(45,906)	-	(45,906)	(91,265)	-	(91,265)	(121,966)	-	(121,966)
Cash flows used in financing activities		(11,452)	-	(11,452)	(4,432)	-	(4,432)	(4,419)	-	(4,419)
Foreign exchange loss on cash held in foreign currencies		(2,683)	-	(2,683)	(8,628)	-	(8,628)	(11,243)	-	(11,243)

Net change in cash and cash equivalents		(21,591)	-	(21,591)	(67,221)	-	(67,221)	46,557	-	46,557
Cash and cash equivalents, beginning of period		53,436	-	53,436	99,066	-	99,066	99,066	-	99,066
Cash and cash equivalents, end of period		$31,845	$-	$31,845	$31,845	$-	$31,845	$145,623	$-	$145,623

Supplementary information for operating activities - cash payments
Interest paid		$4,416	$-	$4,416	$7,095	$-	$7,095	$13,585	$-	$13,585
Income taxes paid		$7,660	$14,840	$22,500	$7,860	$16,564	$24,424	$16,272	$40,494	$56,766

EFFECT OF TRANSITION ON THE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (UNITHOLDERS’) EQUITY

		Shareholders’ (Unitholders’) Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ (Unitholders’) Equity
Balance per Previous GAAP as at January 1, 2010		$711,667	$30,413	$297,210	$-	$1,039,290
Transition adjustments:
Deferred tax adjustments	a	-	-	(31,159)	-	(31,159)
Retranslation of capital assets	b	-	-	3,573	-	3,573
Remeasurement of exchangeable shares	c	-	-	(117,168)	-	(117,168)
Differences in equity based compensation	d	-	(30,413)	106	-	(30,307)
Remeasurement of asset retirement obligation	f	-	-	13,105	-	13,105
Initial recognition of derivative instrument	i	-	-	(9,335)		(9,335)
Balance per IFRS as at January 1, 2010		711,667	-	156,332	-	867,999

Balance per Previous GAAP as at June 30, 2010		$751,326	$21,043	$288,314	$-	$1,060,683

Transition adjustments (see above):		-	(30,413)	(140,878)	-	(171,291)
Comparative period adjustments:
Remeasurement of trust units issued for exchangeable shares	c	(16)	-	-	-	(16)
Differences in equity based compensation	d	1,482	9,370	3,934	-	14,786
Difference in net earnings for the period		-	-	(44,907)	-	(44,907)
Cumulative translation adjustment	b	-	-	-	(57,961)	(57,961)
Balance per IFRS as at June 30, 2010		$752,792	$-	$106,463	$(57,961)	$801,294

Balance per Previous GAAP as at December 31, 2010		$1,045,930	$39,841	$214,795	$-	$1,300,566

Transition adjustments (see above):		-	(30,413)	(140,878)	-	(171,291)
Comparative period adjustments:
Remeasurement of common shares issued for exchangeable shares	c	(21,642)	-	-	-	(21,642)
Differences in equity based compensation	d	1,482	31,298	3,934	-	36,714
Difference in net earnings for the year		-	-	(66,868)	-	(66,868)
Cumulative translation adjustment	b	-	-	-	(31,577)	(31,577)
Balance per IFRS as at December 31, 2010		$1,025,770	$40,726	$10,983	$(31,577)	$1,045,902

EFFECT OF TRANSITION ON NET EARNINGS AND COMPREHENSIVE INCOME (LOSS)
				Three Months Ended June 30, 2010	Six Months Ended June 30, 2010	Year Ended Dec 31, 2010
Net earnings and comprehensive income - Previous GAAP				$44,027	$86,535	$111,263
Increase in equity based compensation expense	d			(463)	(7,429)	(6,406)
Decrease (increase) in loss on derivative instruments	i			1,647	524	(3,013)
Increase in foreign exchange loss	b			(21,875)	(63,848)	(61,091)
Decrease in accretion expense	f			73	216	250
Decrease in depletion and depreciation	e			16,006	29,193	69,783
Decrease in deferred income tax recovery	a			(4,438)	(3,907)	(23,663)
Goodwill impairment	j			-	-	(19,840)
Reversal of non-controlling interest - exchangeable shares	c			4,052	7,935	8,241
Remeasurement gain (loss) associated with exchangeable share liability	c			10,782	(7,591)	(31,129)
Net earnings - IFRS				49,811	41,628	44,395
Cumulative translation adjustments	b			(24,355)	(57,961)	(31,577)
Comprehensive income (loss) - IFRS				$25,456	$(16,333)	$12,818

21. EXPLANATION OF TRANSITION TO IFRS

a. Deferred taxes

Under Previous GAAP deferred tax assets and liabilities were classified between current and non-current portions based on the nature of the balances upon which the temporary differences are related. IAS 1 “Presentation of financial statements” requires that all recorded deferred taxes be classified as non-current.

Deferred tax adjustments also resulted from changes in the carrying values of capital assets and asset retirement obligations which resulted in changes to the temporary differences associated with those balances. The adjustments in the temporary differences to comply with IFRS resulted in adjustments to retained earnings and net earnings for the opening balance sheet and subsequent period balance sheets, respectively.

In addition, Australian Petroleum Resource Rent Tax (“PRRT”) was classified as a royalty expense under Previous GAAP. Under IFRS, this item is considered a component of current taxes and the related payables and expenses have been reclassified in the balance sheet and income statement, respectively, to reflect this change. As there are timing differences in the deductibility of certain expenditures for PRRT purposes as compared to the IFRS accounting there were additional deferred tax adjustments which resulted from the change to account for PRRT as an income tax. The adjustments to deferred taxes required to record PRRT as an income tax were recorded to retained earnings and net earnings for the opening balance sheet and subsequent period balance sheets, respectively.

b. Foreign currency translation

Under Previous GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries was the Canadian dollar. As a result of differences in the guidance for functional currency determination, Vermilion has concluded that under IFRS the functional currency of its foreign operating subsidiaries will be their respective local currencies. As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries are recorded through other comprehensive income (loss) and do not impact net income until a disposal or partial disposal of a foreign operation. In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries are now translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas, under Previous GAAP, these capital asset accounts were translated at historical foreign exchange rates. Due to the election to not retrospectively apply IAS 21 “The Effects of Changes in Foreign Exchange Rates” the results of the restatement of capital assets to the period end foreign exchange rate and was recorded as an adjustment to retained earnings. The translation of all balances denominated in foreign currencies resulted in an adjustment at each period from net earnings to other comprehensive income (loss).

c. Exchangeable shares

Under Previous GAAP, pursuant to EIC 151 “Exchangeable Shares Issued by Subsidiaries of Income Trusts” Vermilion classified the outstanding exchangeable shares as non-controlling interest. Under Previous GAAP, the balance in non-controlling interest was adjusted for the conversion of exchangeable shares for trust units and the portion of net earnings attributable to holders of exchangeable shares.

Under IFRS, pursuant to IAS 32 “Financial Instruments: Presentation” exchangeable shares outstanding were classified as financial liabilities and recorded based on the redemption value of the underlying trust units. The adjustment to recognize the liability associated with exchangeable shares in accordance with IFRS resulted in the elimination of the non-controlling interest balance and an adjustment to retained earnings. Subsequent to the transition date, adjustments to reflect the remeasurement of the liability associated with exchangeable shares at each reporting period to the redemption amount were recorded in net earnings in the respective periods. Upon conversion to a corporation the liability was extinguished at the corporate conversion date redemption value and the carrying value was reclassified to shareholders’ capital.

d. Equity based compensation

Under Previous GAAP, Vermilion’s TAP Plan was accounted for as an equity settled plan with the value of the awards accumulating in contributed surplus until vested. The awards vested based on the fair value upon issuance and were amortized based on the vesting period of the awards. Under IFRS, the TAP Plan was reclassified to a liability settled plan due to the redemption features which were implicit in the underlying trust units. The balance under Previous GAAP which had been accumulated in contributed surplus was reclassified to equity based compensation liability with the difference between the value of the awards upon the date of transition and the amount in contributed surplus recorded to retained earnings. Subsequent to the date of transition, the awards outstanding were remeasured with the gains and losses recorded to equity based compensation expense. Upon conversion to a corporation the TAP plan was replaced by the VIP plan which is accounted for as an equity settled plan and accordingly, the balance within the equity based compensation liability was reclassified to contributed surplus.

e. Property, plant and equipment

Under Previous GAAP, PNG properties and equipment were carried at cost using the full cost method of accounting. The costs were accumulated and depleted at a country level using proven reserves. Under IFRS, the initially recognized cost on adoption was the balance under Previous GAAP, allocated to depletion units based upon reserve value as at the transition date. Costs associated with PNG properties from the transition date onward are accumulated at the level of a depletion unit and depleted based on proven and probable reserves. Due to the use of proven and probable reserves the depletion recorded under IFRS is lower than the amount recorded for the same period under Previous GAAP. IFRS requires that E&E assets are presented separately in the consolidated balance sheets; under Previous GAAP, these assets were included within capital assets.

f. Asset retirement obligations

The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Previous GAAP and IFRS, however under IFRS, the liability is remeasured at each reporting date using the pre-tax discount rate that reflects current market assessment of time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. As Vermilion elected to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion recognized its asset retirement obligations based on the measurement in accordance with IFRS and recorded the differences against retained earnings. Subsequent to the transition date, the asset retirement obligations were remeasured to reflect changes in the discount rate at each reporting period and the different accretion under IFRS. The adjustments for the discount rate and accretion differences were recorded to PNG properties and equipment and net earnings, respectively.

g. Revenue

Under Previous GAAP royalties on production were included as royalty expense on the income statement. Under IFRS revenue is presented net of royalties when the royalty relates directly to the produced volume and does not relate to a net profit interest by the governing body. Accordingly, under IFRS, Vermilion now presents revenue net of royalties. This change in presentation did not have an impact on the opening balance sheet presented in accordance with IFRS. The statement of net earnings for all periods presented subsequent to the date of transition to IFRS reflect this change.

h. Cash flow statements

The statement of cash flows prepared under IAS 7 “statement of cash flows” present cash flows in the same manner as under Previous GAAP. Other than reclassifications between net earnings and the adjustments to compute cash flows from operating activities there were no material changes to the statement of cash flows.

i. Derivative instruments

Prior to the transition date, Vermilion completed a business combination that included a contingent consideration arrangement which is dependent upon the price of oil. Under Previous GAAP, contingent payments made under this arrangement were accounted for as additional consideration. Although Vermilion has elected to not restate past business combinations, the contingent payment, outstanding at the date of transition, is subject to remeasurement under IFRS 3 “Business Combinations” and accordingly the contingent payment is accounted for as a derivative liability with changes in the estimated fair value recorded at each period end through earnings. Upon transition to IFRS the initial recognition of the contingent payment was recorded to derivative liability and retained earnings, respectively.

j. Goodwill

Under Previous GAAP Vermilion tested impairment at the level of a reporting unit, which for the year ended December 31, 2010 and prior periods related to assets in Canada. Under IFRS the testing of goodwill was performed by allocating the goodwill where possible to the CGU’s upon which the goodwill value is attributable. As a result of the impairment testing under IFRS for the year ended December 31, 2010 the balance of goodwill was identified as being impaired and was charged to net earnings in that year. The transition to IFRS therefore resulted in an adjustment to goodwill and a decrease to net earnings of $19.8 million in the year ended December 31, 2010.

The remaining adjustment to goodwill in the 2010 comparable period resulted from the reversal of the exchangeable share conversion under Previous GAAP. Under Previous GAAP the conversion of exchangeable shares was recorded as an acquisition of non-controlling interest at fair value; and the fair value of the common shares issued in consideration for the non-controlling interest represented by the exchangeable shares was $270.6 million. The difference between the recorded fair value and the carrying value of the non-controlling interest of $109.0 million resulted in increases to capital assets of $189.9 million, goodwill of $31.7 million and future income tax liability of $60.0 million. Under IFRS the accounting for the exchangeable shares pursuant to IAS 32 resulted in a difference which is reflected in the above reconciliations for the year ended December 31, 2010.

CONTACT:
Vermilion Energy Inc.
Lorenzo Donadeo, President & CEO
Curtis W. Hicks, C.A., Executive VP & CFO
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com